SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 10, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 10, 2017: Nokia Solutions and Networks supplements the tender offer document relating to the tender offer for all shares and option rights issued by Comptel

Nokia Solutions and Networks supplements the tender offer document relating to the tender offer for all shares and option rights issued by Comptel

Nokia Corporation
Stock Exchange Release
March 10, 2017 at 14:00 (CET+1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

Nokia Solutions and Networks supplements the tender offer document relating to the tender offer for all shares and option rights issued by Comptel

Espoo, Finland — As announced on 23 February 2017, Nokia Solutions and Networks Oy (the “Offeror”), a wholly-owned indirect subsidiary of Nokia Corporation, has on 27 February 2017 commenced a voluntary public cash tender offer to purchase all of the shares and option rights issued by Comptel Corporation (“Comptel”) that are not owned by Comptel or any of its subsidiaries.

Comptel published its audited financial statements and annual report for the financial year ended 31 December 2016 (“2016 Financial Statements”) on 10 March 2017. As set forth in the supplement to the tender offer document, attached as Annex 1 of this release, the Offeror supplements the tender offer document with the 2016 Financial Statements, which is attached as Annex 2 to this release and included as Annex F in the tender offer document.

The tender offer document, together with the supplement, is available in Finnish at the branch offices of Nordea Bank AB (publ), Finnish Branch, at Nasdaq Helsinki, Fabianinkatu 14, FI-00130 Helsinki, Finland, and at the Offeror’s headquarters at Karaportti 3, FI-02610 Espoo, Finland, and the electronic version of the tender offer document is available in Finnish online at www.nordea.fi/osakkeet, www.comptel.com/nokia-tender-offer and www.nokia.com/fi_fi/sijoittajat/yritysostot-ja-myynnit, and in English online at www.nordea.fi/equities, www.comptel.com/nokia-tender-offer and www.nokia.com/en_int/investors/acquisitions-divestments.

Annex 1: Supplement to the tender offer document

Annex 2: 2016 Financial Statements of Comptel Corporation

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Phone: + 358 40 803 4080

E-mail: investor.relations@nokia.com

ABOUT NOKIA

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

ABOUT COMPTEL

Life is digital moments. Comptel perfects these by transforming how you serve, meet and respond to the needs of “Generation Cloud” customers.

Our solutions allow you to innovate rich communications services instantly, master the orchestration of service and order flows, capture data-in-motion and refine your decision-making. We apply intelligence to reduce friction in your business.

Comptel has enabled the delivery of digital and communications services to more than 2 billion people. Every day, we care for more than 20% of all mobile usage data. Nearly 300 service providers across 90 countries have trusted us to perfect customers’ digital moments. For more information, visit www.comptel.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including the expectations and targets related to the acquisition of Comptel and the related tender offer; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition as well as the benefits of the acquisition of Comptel, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent and the acquisition of Comptel; 8) our dependence on a limited number of customers and large multi-year agreements; 9) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 10) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigation that result in fines, penalties or sanctions; 11) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 12) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 13) our ability to retain, motivate, develop and recruit appropriately skilled employees; 14) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 15) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; and 16) our ability to achieve targeted benefits from or successfully implement planned transactions, including the intended acquisition of Comptel and related tender offer, as well as the liabilities related thereto, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, and in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

THIS RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH

AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS RELEASE IS NOT A TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES AND OPTION RIGHTS ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN A TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND, WHEN PUBLISHED, THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

THIS STOCK EXCHANGE RELEASE OR ANY OTHER DOCUMENT OR MATERIALS RELATING TO THE TENDER OFFER ARE FOR DISTRIBUTION IN THE UNITED KINGDOM ONLY TO PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THE FINANCIAL PROMOTION ORDER, (III) ARE PERSONS FALLING WITHIN ARTICLE 43 OF THE FINANCIAL PROMOTION ORDER, (IV) ARE OUTSIDE THE UNITED KINGDOM, OR (V) ARE PERSONS TO WHOM AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000) IN CONNECTION WITH THE ISSUE OR SALE OF ANY SECURITIES MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).  THIS STOCK EXCHANGE RELEASE AND THE TENDER OFFER AND THE MATERIALS RELATING THERETO ARE DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS STOCK EXCHANGE RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

Appendix 1

SUPPLEMENT TO NOKIA SOLUTIONS AND NETWORKS OY’S TENDER OFFER DOCUMENT DATED 23 FEBRUARY 2017 RELATING TO THE VOLUNTARY PUBLIC TENDER OFFER FOR ALL OF THE SHARES AND OPTION RIGHTS ISSUED BY COMPTEL CORPORATION

10 March 2017

Nokia Solutions and Networks Oy (“Offeror”), which is a wholly-owned indirect subsidiary of Nokia Corporation, supplements the tender offer document dated 23 February 2017 (“Tender Offer Document”) in accordance with Chapter 11, Section 11, Subsection 4 of the Finnish Securities Markets Act (746/2012, fi: arvopaperimarkkinalaki) as follows:

Comptel Corporation published its audited financial statements and annual report for the financial year ended 31 December 2016 (“2016 Financial Statements”) on 10 March 2017. The Offeror supplements Section 5.8 of the Tender Offer Document with the 2016 Financial Statements, which is added as Annex F of the Tender Offer Document.

The Tender Offer Document with the aforementioned supplement and amendment is available from 10 March 2017.

The Finnish Financial Supervisory Authority has approved the Finnish language version of this supplement but is not responsible for the accuracy of the information presented therein. The decision number of such approval is FIVA 5/02.05.05/2017.

Appendix 2

BOARD OF DIRECTORS’ REPORT BUSINESS OUTLOOK AND MARKETS Gartner forecasts operator investments will grow about 4 per cent during the next few years. For Comptel the most important trend is that new investments go more to cloud technology and software-based network solutions. This has been evidenced during the last year when we have seen that all leading operators have started building their next generation systems on software and cloud. First of these implementations have been commissioned into trial use beside traditional systems and proved that they yield considerable savings and ease the promotion of new services for the digital society. However, the most important impact is that software networks are essential for launching new concepts like Internet of Things (IoT) and 5G. We assume that this development is getting traction during the next years and will improve Comptel’s position when the number of managed services and volume of accumulated data will increase. We believe Comptel’s ability to successfully manage hybrid networks where old and new systems are used in parallel is a strong differen-tiator. Another important trend is the huge growth in number of services and the aim to make them more personal. Operators will face a problem when they are combining the wide scope of services from large multinational giants (like Facebook, Google and Apple) and new innovative service developers. This will require improvements in network capacity, service management, scalability and management of the huge amount of data to meet the expected level of customer experience. We see that Comptel’s role within the new network concept is to build user services from available resources and create balance between user experience and resource costs. This function is now strongly integrating with the cloud-based business systems (like sales, customer relationships, charging) and result is that we need to take a role as provider of real-time end-to-end data and control function. 2016 NET SALES AND PROFITABILITY Comptel group’s 2016 net sales grew by 2.3 per cent (14.0) and were EUR 100.0 mil-lion (2015: 97.7; 2014: 85.7). The new solutions sales continued to grow significantly while some of the traditional solutions sales declined compared to previous year. The important FulFillment solution net sales grew over 20 per cent compared to previous year. In Intelligent Data business unit both our Fastermind solution as well as the Monetizer solution grew significantly during 2016. Fastermind solution grew 50 per cent and Monetizer 70 per cent compared to previous year. The net sales of traditional products declined and therefore overall growth of the company was modest. Operating profit was EUR 11.0 million (2015: 8.5; 2014: 8.3), which amount to 11.0 per cent (8.7) of net sales. Significant investments into R&D and the product portfolio continued during the year 2016. For the full year 2016, financial income/expenses were EUR 0.9 million (-1.1). This includes EUR 1.1 million interest income that relates to withholding tax refund from India. The other financial income/expenses were mainly due to fluctuation in exchange rates between EUR and other currencies. Shares in associated minority companies impacted results before taxes by EUR -0.2 million (0.3). Profit before taxes was EUR 11.7 million (7.6) and profit for the reporting period was EUR 11.7 million (4.5). Earnings per share for the year was EUR 0.11 (0.04). The tax expenses for 2016 were EUR 0.1 million (3.1), including EUR -2.7 million of withholding taxes (1.2). The 2016 tax expenses include the India tax refund that was received during the year. The EUR 4.5 million withholding tax refund included EUR 3.4 million tax and EUR 1.1 million interest. At the end of the year, EUR 3.6 million has been paid in cash to the company In 2016, Comptel received 21 orders of which the value exceeded EUR one million (25), of which Intelligent Data unit received five (four Data Refinary solutions and one Monetizer) and Service Orchestration received 11 (11 FlowOne solutions). Five orders were multi-solution orders across the business units. Comptel reports orders for sold projects and licenses with a minimum value of EUR 1,000,000. 12 | Comptel Annual Report 2016 BOARD OF DIRECTORS’ REPORT

The Group’s order backlog declined by 0.9 per cent from the previous year and was EUR 65.7 million (2015:66.3; 2014: 55.2). NET SALES, EUR MILLION 10-12 2016 10-12 2015 CHANGE,% 1-12 2016 1-12 2015 CHANGE,% 13 | Comptel Annual Report 2016 Intelligent Data13.1 14.6 -10.0 43.8 42.5 3.0 Service Orchestration16.8 18.0 -6.8 56.1 55.2 1.6 Other0.0 0.0 0.0 0.1 0.0 0.0 Total29.9 32.6 -8.2 100.0 97.7 2.3 Operating result, EUR million Intelligent Data2.6 3.5 -26.4 6,8 5.8 16.6 Service Orchestration3.5 2.9 21.2 7.5 5.1 46.1 Other-0.1 -0.7 -36.0 -3.3 -2.5 -32.3 Total5.0 5.6 -10.2 11.0 8.5 29.8 Operating result, % of net sales Intelligent Data19.5 23.8 15.5 13.7 Service Orchestration20.8 16.0 13.4 9.3 Other-- - - Total16.8 17.2 11.0 8.7

BUSINESS AREAS

Business areas are defined by Business units. Comptel has three business areas; Intelligent Data, Service Orchestration and others. The operating profit of the segments includes all cost except for Financial income/expense and taxes. Therefore the Company operating profit is fully divided into segments.

For the full year 2016 both business unit's net sales slightly grew. The operating result for Intelligent Data unit grew by 16.6 per cent and for Service Orchestration 46.1 per cent compared to the previous year. This growth in operating result was also reflected in the relative profitability in both business units.

In the fourth quarter the net sales of project and license business declined by 12.8 per cent compared to previous year. The support and maintenance business grew by 5.7 per cent.

For the full year 2016 the net sales of project and license business grew 2.9 per cent and support and maintenance business grew 1.4 per cent compared to previous year.

In the fourth quarter, the EMEA region net sales continued to grow by 5.2 per cent compared to previous year and this was the 6th consecutive quarter that the region grew. Both the APAC and Americas regions net sales declined in the fourth quarter.

For the full year 2016 net sales grew in EMEA by 8.3 per cent compared to previous year. In APAC the net sales grew 1.6 per cent compared to the previous year. APAC net sales slowed down in the 2H of the year due to customer delays. For the full year 2016 Americas net sales declined by 26 per cent compared to the previous year.

NET SALES BREAKDOWN, EUR MILLION	10-12 2016	10-12 2015	CHANGE, %	1-12 2016	1-12 2015	CHANGE, %
Project & License business	21.0	24.0	-12.8	65.1	63.3	2.9
Recurring business	9.0	8.5	5.7	34.9	34.4	1.4
Total	29.9	32.6	-8.2	100.0	97.7	2.3

NET SALES REGIONAL BREAKDOWN, EUR MILLION	10-12 2016	10-12 2015	CHANGE, %	1-12 2016	1-12 2015	CHANGE, %
Apac	6.6	8.9	-26.1	30.1	29.6	1.6
Emea	21.6	20.5	5.2	61.6	56.9	8.3
Americas	1.8	3.2	-44.6	8.3	11.2	-26.0
Total	29.9	32.6	-8.2	100.0	97.7	2.3

14 | Comptel Annual Report 2016

INVESTMENTS During 2016, gross investments in intangible and tangible assets amounted to EUR 1.5 million (0.6) and comprised of investments in devices, software and furnishing. The investments were funded through liquid assets and cash flow from operations. FINANCIAL POSITION The balance sheet total on 31 December 2016 was EUR 94.9 million (86.4), of which liquid assets amounted to EUR 9.2 million (3.0). Operating cash flow for the full year was EUR 15.6 million (0.6). Cash flow improved due to net sales growth and improved profitability. Trade receivables were EUR 38.5 million (40.5) at the end of the period. Accrued income was EUR 15.9 million (10.0). Deferred income related to partial debiting was EUR 5.0 million (3.3). Comptel has a EUR 25 million credit facility arrangement consisting of EUR 20 million revolving credit facility and EUR 5 million overdraft capacity on current bank account. Out of this arrangement Comptel had EUR 8 million of the revolving credit facility and EUR 0.8 million of the overdraft capacity outstanding at the end of the period. The credit facility is valid until end of July 2018. The equity ratio was 58.7 per cent (52.4) and the gearing ratio was 0.5 per cent (11.1). RESEARCH AND DEVELOPMENT Comptel’s direct R&D expenditure and investments were EUR 21.8 million (2015:20.3; 2014: 16.8). This corresponds to 21.8 per cent (2015:20.8; 2014: 19.6) of net sales. The key focus of Comptel’s R&D expenditure was in the further development of our existing solutions (Service Orchestration and Intelligent Data) and FWD time-based mobile data marketing solution. Development work was focused on securing recurring revenue with competitive products, winning new markets by giving customers unique value, and by improving margins with better deployment and scalability of our products. The FlowOne Fulfillment solution ensures unified order and service delivery flows for orchestrating services. FlowOne V is a design-led service orchestration for virtual networks. Data Refinery captures data-in-motion, turns raw data into immediate value and integrates into any data source. Monetizer is the business policy and charging solution that sets the speed to money and allows the innovation and designing of rich communication and data. Fastermind offers artificial intelligence apps, predictive analytics and machine learning capabilities for digital telcoes. In all of these areas, Comptel seeks global thought leadership in solving the business challenges of opera-tors and digital communications service providers. During 2016, Comptel continued to develop its current offering, and ten major soft-ware releases were launched in these respective product areas. The company filed 2 new patent applications in 2016 (4). During the year Comptel was granted 7 new patents (4). At the end of the year, Comptel had 47 (40) granted patents and 45 (41) pending patent applications to protect its main products and solutions. The Comptel® trademark is registered trademark of Comptel Corporation in several countries. COMPANY STRUCTURE At the end of 2016, Comptel group comprised of parent company Comptel Oyj and the wholly owned subsidiaries Comptel Communications Oy, Comptel Communications AS, Comptel Communications EOOD, Comptel Communications Sdn Bhd, Comptel Communications Brasil Ltda, Comptel Communications Inc., Comptel Communications India Private Limited, Comptel Communications S.r.l., Comptel FWD Oy and Comptel Palvelut Philippines Inc. In addition, the Group included the wholly owned subsidi-ary of Comptel Communications Holdings and its wholly owned subsidiary Comptel Communications Ltd. The group also included an Irish associated company Tango Telecom Ltd (share of ownership 20.0 percent). Comptel Group has registered representative and branch offices in Australia, Egypt, Russia, United Arab Emirates, The Netherlands, Sweden, Germany, Singapore, Hong Kong, Indonesia, New Zeeland and Turkey. 15 | Comptel Annual Report 2016

PERSONNEL At the beginning of the year 2016, Comptel had 735 employees and at the end of the year 837. The Group employed an average of 792 persons in 2016 (2015: 723; 2014: 665). At the end of the period, 28.1 per cent (29.5) of the personnel were located in Finland, 22.7 per cent (25.5) in Malaysia, 15.5 per cent (11.3) in India, 12.2 per cent (10.2) in Bulgaria, and 21.5 per cent (23.5) in other countries where Comptel operates. Of the group personnel, 50.2 per cent (47.1) worked in customer services, 32.9 per cent (36.5) in research, product development and product management, 8.6 per cent (10.0) in sales and marketing and 8.4 per cent (6.2) in administration and internal support services at the end of the financial year. At the end of the year the Group had 818 (722) regular workers and 19 (20) non-permanent employees. Of the employees, 809 (712) were full-time and 28 (30) part-time. Average personnel attrition in 2016 was 16.4 (17.1). The average years of service was 5.0 (5.0). The average age of employees at the end of the year was 37 (37). At the end of the year 73 per cent (73) of the employees were men and 27 per cent (27) women. Of the personnel, 88 per cent had a university degree, 4 per cent had a polytechnic diploma, 3 per cent a vocational college diploma and 5 percent other education. Wages and salaries totaled EUR 38.9 million (2015: 38.4; 2014: 34.6). Salaries and compensation paid to the management are described in the note 31. of the consolidated financial statements. The AGM appointed Ernst & Young Oy as the company’s auditor. Mr. Mikko Järventausta is acting as the principal auditor. In its meeting held after the Annual General Meeting, the Board of Directors elected Mr. Pertti Ervi as chairman and Mr. Hannu Vaajoensuu as vice chairman. The Board of Directors decided to establish an audit committee to deal with the preparation of matters relating to the company’s financial reporting and control. The Board of Directors elected Ms. Eriikka Söderström as the chairperson of the audit committee, and Mr. Pertti Ervi and Mr. Antti Vasara as the members of the audit com-mittee. All the members of the audit committee are independent from the company and its significant shareholders. Related party transactions are described in more detail in the note 31 to the con-solidated financial statements. A separate Corporate Governance Statement has been given as part of the annual report. AUDITORS Comptel’s auditors was Ernst & Young Mikko Järventausta, APA, as the auditor with principal responsibility. COMPTEL’S SHARE AND SHAREHOLDERS’ EQUITY Comptel has one share type. Each share constitutes one (1) vote. The company’s capital stock on 31 December 2016 was EUR 2,141,096.20 and the total number of votes was 109,271,496 The total exchange of Comptel’s shares in 2016 was 48.4 million shares (41.2) which is 44.3 per cent (38.0) of the total number of shares. The closing price was EUR 2.37 (1.83). Comptel’s market value at the end of the year was EUR 258.7 million (198.1). During the year, Comptel Corporation allotted 42,596 shares to the members of the Board of Directors as part of their annual compensation and 158,333 shares to the President and CEO as per 2012 and 2013 share-based incentive scheme. The Board of Directors decided on the 9.9.2015, based on the authorization CORPORATE GOVERNANCE Comptel Corporation’s Annual General Meeting (AGM) was held on 6 April 2016. The AGM resolved the number of Board members to be five. Mr. Pertti Ervi, Mr. Hannu Vaajoensuu, Ms. Eriikka Söderström, and Mr. Antti Vasara were re-elected as mem-bers of the Board of Directors. Mr. Thomas Berlemann was elected as a new member of the Board of Directors. 16 | Comptel Annual Report 2016

received from the Annual General Meeting held on 9 April 2015, to grant in total 3,478,260 options for a new incentive program to the CEO. The options give the right to subscribe for, in total, 3,478,260 company shares. Out of the subscription rights 1,739,130 are marked with symbol 2015A and 1,739,130 are marked with symbol 2015B. According to the rules of the incentive plan, the share subscription price is EUR 0.89, which is the volume-weighted average price of the company’share in NASDAQ Helsinki during 12. August 2015–8. September 2015 deducted with 20 % and by the dividends and capital repayment paid. The company held 117,129 of its own shares at the end of the financial year, which is 0.11 percent of the total number of its shares. The total counter-book value of the shares held by the company was EUR 2,295. The Annual General Meeting, held on 6 April 2016, approved the proposal of the Board of Directors that dividend of 0.03 EUR per share was paid. The AGM authorised the Board of Directors to decide on share issues amounting to a maximum of 21,400,000 new shares and/or special rights entitling to shares and on repurchase or conveying of the company’s own shares up to a maximum number of 10,700,000 shares. The authorisations are valid until 30 of June 2017. However, the authorisation to implement the company’s share-based incentive programs is valid until five years from the AGM resolution. A separate stock exchange release about the resolutions of the Annual General Meeting including authorisations given to the Board of Directors was issued on 6 April 2016. operating result and share price in the future. Comptel develops dynamic end-to-end solutions for leading operators globally in the telecom field. This requires that Comptel understands correctly the changing trends in its business environment and the needs of its customers and resellers in each region. Failure to identify market conditions, address customers’ needs and de-velop products in a timely fashion may significantly undermine the growth of Comptel’s business and profitability. The timing of a single major deal and variations in the customer purchase behavior cause significant quarterly variations in sales and profit, and are typical of Comptel’s field of industry. Comptel has invested significantly into new product areas, in analytics and auto-mation of customers’ delivery processes. Failure in the development or launch in these product areas can have a significant impact on the company’s growth and profitability. The OSS market is highly competitive. The sector is undergoing consolidation between the market players, which is reflected in the duration and pricing agreements. If Comptel does not manage to adapt its operations and address the changes taking place in its competitive environment, the market development may greatly impair the company’s business and operating results. Comptel has initiated the execution of customer and partner intimate business model which requires getting competent resources closer to key customers and part-ners in certain growth markets. Comptel’s business consists of delivering large productised IT systems, and the value of a single project may be several million euros. Therefore, the financial loss or credit risk associated with a single project or an individual customer may be significant. There are also risks, associated to the deliveries, that projects are not completed timely or in agreed time schedule or at the planned quality and cost level. To projects is also associated liquidate damage risk. Furthermore, some of Comptel’s customers operate in countries where the political or financial climate can be unstable which in part may increase credit risk. Comptel operates globally and is exposed to risks arising from currency fluctua-tions. The exchange rate changes between the Euro, which is the company’s reporting currency, and the US Dollar, UK Pound Sterling, Indian Rupee and Malaysian Ringgit BUSINESS RISKS Comptel’s business risks are regularly estimated as part of the annual operative plan-ning and strategy process, of the process of preparing and deciding on commercial offers and agreements and investments and other resources allocations, and of other operative actions. Strategic risks are considered the most significant. Strategic risks are further divided into market risks and risks related to the Comptel’s business strategy. Below is a description of the most important factors outside of the Group or generated by its operation, which may be of significance of the Comptel’s business, 17 | Comptel Annual Report 2016

affect the company’s net sales, expenses and net profit. The application process where Comptel seeks to avoid double taxation is still pending with the Ministry of Finance in Finland. However, the legal process between the states is very slow and the results are difficult to foresee. The interpretation of tax treaties may result in different views between the countries in question. This could mean that the double taxation will persist. Comptel has also applications for return of withholding taxes in other countries but they are subject to local legal processes, which take time to get completed. The company’s financial risks are described more in detail in the note 27 of the consolidated financial statements. BOARD OF DIRECTORS’ PROPOSAL FOR THE DISPOSAL OF PROFITS The Group parent company’s distributable equity on 31 December 2016 was EUR 13,002,143 (7,692,598) The Board of Directors proposes to the Annual General Meeting that no dividend be paid for the financial period ended on 31 December 2016. The Board of Directors proposes to the Annual General Meeting that the Annual General Meeting authorizes the Board of Directors to decide on a dividend payment of up to a maximum of EUR 0.04 per share in one tranche for the financial period ended on 31 December 2016 conditional upon the Transaction Agreement entered into on 8 February 2017 by and between Nokia Corporation and Comptel having been terminated for any reason other than consummation of said tender offer, meaning that the authorization can be used only provided that tender offer announced by Nokia Corporation on 9 February 2017 for all of the issued and outstanding shares and option rights in Comptel Corporation is not completed. The authorization to decide on payment of dividend shall be valid until 31 December 2017. Based on this authorization, the Board of Directors is entitled to decide on the dividend record date, dividend payment date and other matters required by the matter. When deciding on the possible payment of dividend, the Board of Directors shall as-sess the company’s liquidity and financial position as required by the Companies Act. EVENTS AFTER THE REPORTING PERIOD On the 9th of February Nokia announced its intention to acquire Comptel to advance its software strategy. Nokia made, recommended by the Comptel board, a cash tender offer for all the shares and option rights in Comptel. The offer price is EUR 3.04 in cash for each share in Comptel. A separate stock exchange release on this has been published on 9 February 2016. OUTLOOK We expect 2017 revenue to grow with double digit percentage and we expect EBIT to be between 10-15%. Characteristically a significant part of Comptel’s operating profit and net sales is generated in the second half of the year. Helsinki, 16 February 2017 Comptel Corporation Board of Directors 18 | Comptel Annual Report 2016

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 1 JAN - 31 DEC 2016 1 JAN - 31 DEC 2015 1 JAN - 31 DEC 2016 1 JAN - 31 DEC 2015 EUR 1,000 NOTES EUR 1,000 NOTES 19 | Comptel Annual Report 2016 FINANCIAL STATEMENTS Other comprehensive income Other comprehensive income to be reclassified to profit or loss in subsequent periods Cash flow hedges -296 14 Translation differences -934 189 Income tax relating to components of other comprehensive income12 59 -3 Total comprehensive income for the period 10,487 4,728 Profit/loss attributable to: Equity holders of the parent company 11,658 4,527 Non-controlling interest - - Total comprehensive income attributable to: Equity holders of the parent company 10,487 4,728 Non-controlling interest - - Shareholders of the parent company13 Earnings per share, EUR 0.11 0.04 Earnings per share, diluted, EUR 0.10 0.04 Net sales2 100,011 97,728 Other operating income5 27 63 Materials and services6 -4,141 -5,546 Employee benefits7 -46,763 -46,764 Depreciation, amortisation and impairment charges8 -5,817 -6,756 Other operating expenses9 -32,314 -30,251 -89,035 -89,317 Operating profit/loss 11,003 8,474 Financial income11 3,269 1,392 Financial expenses11 -2,365 -2,541 Share of result of associated companies -172 287 Profit/loss before income taxes 11,735 7,612 Income taxes12 -77 -3,085 Profit/loss for the period 11,658 4,527

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR 1,000	NOTES	31 DEC 2016	31 DEC 2015
ASSETS			
Non-current assets			
Goodwill	15	2,646	2,646
Other intangible assets	15	14,095	12,837
Tangible assets	14	1,707	1,152
Investments in associates	16	788	960
Available-for-sale financial assets		87	87
Deferred tax assets	17	8,242	7,685
Other non-current receivables		570	646
		28,135	26,013
Current assets			
Trade and other receivables	18	56,977	56,930
Current tax assets	18	532	403
Cash and cash equivalents	19	9,242	3,030
		66,751	60,363
TOTAL ASSETS		**94,886**	**86,376**

EUR 1,000	NOTES	31 DEC 2016	31 DEC 2015
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent company			
Share capital	20	2,141	2,141
Fund of invested non-restricted equity	20	1,975	1,698
Fair value reserve	20	-407	-170
Translation difference	20	-1,443	-510
Retained earnings		42,783	34,165
		45,049	37,324
Total equity		**45,049**	**37,324**
Non-current liabilities			
Deferred tax liabilities	17	2,805	2,572
Non-current liabilities financial liabilities	24	491	92
		3,296	2,664
Current liabilities			
Provisions	23	116	1,090
Current financial liabilities	24	8,993	7,075
Trade and other current liabilities	25	37,432	37,816
Current tax liabilities		-	407
		46,541	46,388
Total liabilities		**49,837**	**49,052**
TOTAL EQUITY AND LIABILITIES		**94,886**	**86,376**

20 | Comptel Annual Report 2016

CONSOLIDATED STATEMENT OF CASH FLOWS 1 JAN - 31 DEC 2016 1 JAN - 31 DEC 2015 1 JAN - 31 DEC 2016 1 JAN - 31 DEC 2015 EUR 1,000 NOTES EUR 1,000 NOTES 21 | Comptel Annual Report 2016 Cash flows from financing activities Dividends paid -3,248 -2,139 Additional investment into equity 277 497 Proceeds from share option - 800 Proceeds from borrowings 33,715 27,935 Repayment of borrowings -31,924 -28,063 Change in lease liabilities 527 -243 Net cash used in financing activities -653 -1,213 Net change in cash and cash equivalents 7,339 -6,319 Cash and cash equivalents at the beginning of the period19 3,030 9,352 Cash and cash equivalents at the end of the period19 9,242 3,030 Change 6,212 -6,322 Effects of changes in foreign exchange rates -1,127 -2 Cash flows from operating activities Profit/loss for the period 11,658 4,527 Adjustments: Non-cash transactions or items that are not part of cash flows from operating activities28 6,497 7,834 Interest and other financial expenses 250 273 Interest income -1,197 -88 Income taxes 77 3,069 Change in working capital: Change in trade and other receivables -174 -14,240 Change in trade and other current liabilities -1,500 5,031 Change in provisions -664 -277 Interest paid -250 -273 Interest received 1,197 12 Income taxes paid and tax returns received -291 -5,245 Net cash from operating activities 15,603 623 Cash flows from investing activities Investments in tangible assets -1,417 -456 Investments in intangible assets -132 -102 Investments in development projects -6,185 -5,176 Proceeds from sale of tangible and intangible assets 95 7 Change in other non-current receivables 29 -3 Net cash used in investing activities -7,610 -5,730

CONSOLIDATED STATEMENT OF EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY CHANGES IN EQUITY TRANSLATION DIFFERENCES FAIR VALUE RESERVE EUR 1,000 SHARE CAPITAL OTHER RESERVES RETAINED EARNINGS TOTAL *) Prior year expense adjustments were posted into retained earnings during the fiscal year. 22 | Comptel Annual Report 2016 Equity at 31 Dec 2014 2,141 401 -698 -182 31,684 33,346 Acquisition of Corporation’s own shares - Shares issued 497 497 Dividends paid -2,139 -2,139 Share-based compensation 800 428 1,228 Dissolution of subsidiaries 7 7 Prior year corrections *) -342 -342 Total comprehensive income for the period 188 12 4,527 4,727 Equity at 31 Dec 2015 2,141 1,698 -510 -170 34,165 37,324 Acquisition of Corporation’s own shares - Shares issued 277 277 Dividends paid -3,248 -3248 Share-based compensation 495 492 Dissolution of subsidiaries - Prior year corrections *) -283 -283 Total comprehensive income for the period -934 -237 11,658 10,487 Equity at 31 Dec 2016 2,141 1,975 -1,444 -407 42,784 45,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED FINANCIAL STATEMENTS

COMPANY PROFILE

Comptel Corporation is a Finnish public limited liability company organised under the laws of Finland. Founded in 1986, Comptel Corporation is one of the leading providers of telecom software and services in convergent mediation and charging, predictive analytics and service fulfillment. Comptel Corporation is listed on NASDAQ Helsinki (CTL1V). The parent company of the Comptel Group, Comptel Corporation, is domiciled in Helsinki and its registered address is Salmisaarenaukio 1, 00180 Helsinki.

A copy of the consolidated financial statements can be obtained either from Comptel's website (www.comptel.com) or from the parent company's head office, the address of which is mentioned above.

On 16 February 2017, the Board of Directors of Comptel Corporation has authorised the publication of the consolidated financial statements of Comptel Corporation for the year 2016. According to the Finnish Companies Act, the Annual General Meeting can confirm or reject the consolidated financial statements after the publication. The Annual General Meeting may decide to change the financial statements.

BASIS OF PREPARATION

Comptel's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) in force as at 31 December 2016 including the IAS and IFRS standards as well as the SIC and IFRIC interpretations. IFRSs referred to in the Finnish Accounting Act and in ordinances issued based on the provisions of this Act, refer to the standards and their interpretations adopted in accordance with the procedure laid down in regulation (EC) No 1606/2002 of the EU. The notes to the consolidated financial statements also conform to the Finnish accounting and company legislation.

The consolidated financial statements are prepared under the historical cost convention except for available-for-sale assets, derivative financial instruments and hedged items under fair value hedging. Share-based payments are recognised at fair value at the grant date.

All financial information presented in euros has been rounded to the nearest thousand and consequently the sum of the individual figures can deviate from the sum figure.

Comptel first adopted the IFRS in 2005 and applied IFRS 1 *First-time adoption of IFRS* in the transition. The transition date was 1 January 2004.

The preparation of financial statements in conformity with IFRS requires management to make estimates as well as use judgement when applying accounting principles. Actual results may differ from these estimates. The chapter "Accounting policies requiring management's judgement and key sources of estimation uncertainty" discusses judgements made by management when applying the accounting principles adopted by the Group and those financial statement items on which judgements have the most significant effect.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the parent company Comptel Corporation and all those subsidiaries in which it has, directly or indirectly, control (together referred to as "Group" or "Comptel"). Associates included in the consolidated financial statements are those entities in which the parent company

23 | Comptel Annual Report 2016

Comptel Corporation has, directly or indirectly, significant influence, but not control, over the financial and operating policies. the consolidation process. Unrealised losses are eliminated only to the extent that there is no evidence of impairment. The allocation of the profit or loss and the distribution of the comprehensive income for the period attributable to equity holders of the parent company and non-controlling interest are presented in connection with the consolidated statement of comprehensive income. Possible non-controlling interest is recognised at fair value or amount corresponding to its proportional share of the net identifiable assets acquired and liabilities assumed. Valuation method is defined sep-arately for each acquisition. Comprehensive income is attributed to equity holders of the parent company and non-controlling interest even if share of non-controlling interest was negative. The share of equity attributable to non-controlling interest is presented separately as part of equity in the statement of financial position. If parent company own-ership change in a subsidiary and does not result in loss of controlling interest it is recognised in equity. If a business combination is achieved in stages the previously held equity interest is recognised at fair value and the resulting gain or loss is reflected in profit or loss. If the Group no longer has a controlling stake in a subsidiary, the remaining asset is recognised at fair value at such date when the transaction takes place and the resulting gain or loss is recognised in profit or loss. Accounting treatment for acquisitions prior to 1 January 2010 has followed the prevailing standards at the end of the reporting period. SUBSIDIARIES Subsidiaries are entities controlled by Comptel. Control means that the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control exists when Comptel is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The consideration transferred and the identifia-ble assets acquired and the liabilities assumed have been recognised at fair value at the acquisition date. The acquisition costs, excluding the costs to issue debt or equity securities, have been recognised as a cost. The consideration transferred exclude business operations treated separately from the acquisition. The impact is recognised in profit or loss when the acquisition takes place. Possible contingent consideration has been recognised at fair value at the acquisition date and has been classified as liability or equity. Contingent consideration classified as liability is recognised at fair value at the end of each reporting period and the resulting gain or loss is recognised in profit or loss or other comprehensive income. Contingent consideration classified as equity shall not be revalued. The subsidiaries acquired have been consolidated from the date of acquisition, when control commenced. The subsidiaries disposed of are included in the consolidated financial statements until the control ceases. All inter-company income and expenses, receivables, liabili-ties and unrealised profits arising from inter-company transactions, as well as distribution of profits within the Group are eliminated as part of ASSOCIATES Associates are those entities in which Comptel has significant influ-ence. Significant influence generally arises when Comptel holds voting rights less than 50 per cent but over 20 per cent or when the Group otherwise has significant influence over the financial and operating 24 | Comptel Annual Report 2016

policies, but not control. Holdings in associates are incorporated in these financial statements using the equity method from the date that significant influence commences until the date that significant influ-ence ceases. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. When Comptel’s share in an associate’s losses exceeds its interest in the associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate or made payments on behalf of the associate. The Group’s proportionate share of associates’ profit for the period is presented as a separate line item in the consolidated statement of comprehensive income. subsidiaries are translated into euros at the average exchange rate during the financial period. Their statements of financial position are translated using the exchange rate at the end of reporting period. The translation differences arising from the translation of the profit for the period by using the average and closing rates are recognised in other comprehensive income and presented as a separate item in equity. The translation differences arising from the use of the purchase meth-od and after the date of acquisition as well as the result of the hedge of a net investment in a foreign operation are recognised in other comprehensive income and presented within equity. If a subsidiary is disposed of, related cumulative translation differences deferred in equity are recognised in profit or loss as part of the gain or loss on sale. From the transition date onwards translation differences arising on the consolidation are presented as a separate component of equity. Goodwill and fair value adjustments to assets and liabilities that arose on an acquisition of a foreign entity occurred prior to 1 January 2004 are translated into euros using the rate that prevailed on the date of the acquisition. Goodwill and fair value adjustments arisen on an acquisition after 1 January 2004 are treated as part of the assets and liabilities of the acquired entity and are translated at the closing rate. FOREIGN CURRENCY TRANSACTIONS The result and financial position of a Group entity are measured using the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in euros, which is the functional and presentation cur-rency of the parent company. Transactions in foreign currencies are translated at the exchange rates prevailing on the dates of the transactions. Foreign currency monetary balances are translated at the exchange rate at the end of reporting period. Non-monetary items measured at fair value in a foreign currency are translated at the exchange rate at the end of reporting pe-riod. Gains and losses resulting from transactions in foreign currencies and translation of monetary items are recognised in profit or loss. TANGIBLE ASSETS Tangible assets are measured at historical cost less cumulative depre-ciation and any impairment losses. Where parts of an item of tangible assets have different economic useful lives, they are accounted for as separate items of tangible assets. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of tangible assets. The depreciation period for machinery and equipment is four years. FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES Statements of comprehensive income and cash flows of foreign 25 | Comptel Annual Report 2016

Maintenance, repairs and renewals are generally expensed during the period in which they are incurred except for substantial renovation expenditure relating to leased premises that are capitalised under tangible assets. Such costs are depreciated over the shorter of five years and the lease term. Residual values of tangible assets and expected useful lives are reassessed at each reporting date and where necessary are adjusted to reflect the changes in the expected future economic benefits. Tangible assets classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are not depreciated after the classification as held for sale. Gains and losses on sales and disposals of tangible assets are included in operating income and in operating expenses, respectively. According to IAS 23 borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are to be capitalised. with FAS and has been taken as a deemed cost. In accordance with IAS 36 Impairment of Assets goodwill is not amortised but tested for impairment annually. Goodwill is stated at cost less any cumulative impairment losses. RESEARCH AND DEVELOPMENT COSTS In accordance with IAS 38 Intangible Assets expenditure on research activities is recognised as an expense in the period in which it is in-curred. Development costs that arise from design of new or improved products are capitalised as intangible assets in the statement of finan-cial position when the product is technically and commercially feasible and it will generate future economic benefits. Amortisation of such an asset is commenced when it is available for use. Unfinished assets are tested annually for impairment. Comptel capitalises development costs and costs related to internal system projects meeting the requirements under IAS 38. Capitalised development costs are amortised on a straight-line basis over three years and the costs related to internal system projects over four years. Government grants that compensate the Group for the develop-ment costs are either deducted from the carrying amount of the asset or from the related expenses in profit or loss. INTANGIBLE ASSETS GOODWILL Goodwill resulting from business combinations subsequent to 1 January 2010 is recognised at the value at which the consideration transferred the amount of non-controlling interest and previously held assets together exceed the Group’s share of the amount of the net of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed. Acquisitions that have taken place between 1 January 2004 and 31 December 2009 have been recognised based on the previous IFRS standards. Goodwill arisen from the business combinations occurred prior to the IFRS transition date has been accounted for in accordance OTHER INTANGIBLE ASSETS Patents and licenses acquired as well as costs incurred from patent applications with a finite useful life are capitalised and amortised on a straight-line basis over their useful lives. Amortisation is calculated based on the original cost and allocated over the useful life. The capitalised patent costs are generally amortised over ten years and licenses over four years. 26 | Comptel Annual Report 2016

The expected amortisation periods are reviewed at each reporting date and if they differ from previous estimates, the amortisation period is changed accordingly. Identifiable intangible assets acquired on a business combination are measured at fair value. Such intangible assets relate for example to client relationships and technologies received in an asset acquisition and they are amortised over three to five years. Payments made thereunder are recognised in profit or loss as rental expenses on a straight-line basis over the lease term. IMPAIRMENT TANGIBLE AND INTANGIBLE ASSETS Comptel assesses at each reporting date whether there is any indica-tion of impairment of assets. If there are such indications, the asset’s recoverable amount is estimated. In addition, the recoverable amount is estimated annually for the following assets regardless of there be-ing any indications of impairment: goodwill and unfinished intangible assets. The need for impairment is reviewed at the level of cash-gen-erating units which is the lowest level for which there are separately identifiable, mainly independent cash flows. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. The value in use represents the dis-counted future net cash flows expected to be derived from an asset or a cash-generating unit. The discount rate used is the pre-tax rate that reflects the market’s view on the time value of money and the specific risks related to the asset. An impairment loss is recognised if the carrying amount of an as-set or a cash-generating unit is higher than the recoverable amount. Impairment losses are recognised in profit or loss. If an impairment loss is allocated to a cash-generating unit, it is first allocated to decrease the goodwill allocated to this cash-generating unit and subsequently to decrease pro-rata other assets of the cash-generating unit. An impair-ment loss is reversed if there are any indications that the conditions and the recoverable amount have changed since the impairment loss was recognised. An impairment loss is reversed only to the extent that LEASES COMPTEL AS LESSEE IAS 17 Leases divides leases into finance and operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the typical risks and rewards of owner-ship to the lessee. At the commencement of the lease term an asset acquired under a finance lease is recognised in the statement of financial position at an amount equal to the lower of its fair value and the present value of the minimum lease payments. An asset acquired under a finance lease is depreciated over the shorter of the lease term and its useful life. Lease payments are apportioned between the finance charge and the reduction of the outstanding lease liability so as to achieve a constant periodic rate of interest on the liability balance outstanding. Lease liabilities are included in financial liabilities. If the lease does not meet the requirements of a finance lease, it is always classified as an operating lease. In such a case the lessee has the right to use the asset for a limited time and the risks and rewards incidental to ownership are not transferred to the lessee. The leases of Comptel are mainly treated as operating leases. 27 | Comptel Annual Report 2016

the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recog-nised. An impairment loss recognised for goodwill is never reversed. incurred from the share-based incentive programs were recognised as employee benefit expenses over the commitment period. Comptel did not have valid share-based incentive schemes at the end of the reporting period. PENSION OBLIGATIONS Under IAS 19 Employee Benefits pension plans are classified as either defined contribution plans or defined benefit plans based on the com-pany’s obligations. In a defined contribution plan the company pays fixed contributions to a separate entity and has no further obligations. The pension plans of Comptel are arranged in accordance with the local legislation. Contributions of the defined contribution plans based on the regularly reviewed actuarial calculations prepared by the local pension insurance companies are recognised as an expense in profit or loss in the year to which they relate. PROVISIONS IAS 37 Provisions, Contingent Liabilities and Contingent Assets pre-scribes the recognition criteria for a provision. A provision is based on an existing obligation and it is recognised in the statement of financial position when an entity has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amounts recognised as provisions shall be the best estimate at the end of the reporting period and if the best estimates change the provisions are adjusted. Changes in the provision are recognised similarly in profit or loss as the original provision. A warranty provision is recognised when a product that embodies a warranty is sold or delivered. The amount of the warranty provision is based on experience-based information about the materialisation of warranty costs. A restructuring provision is recognised when Comptel has prepared a detailed plan for restructuring, commenced the implementation of the plan and announced about the plan. A restructuring plan includes at least the following information: the business concerned, the principal locations affected, the location, function and approximate number of employees who will be compensated for terminating their services, the expenditures that will be undertaken and when the plan will be implemented. No provision is recognised for the expenditure arising from the Group’s continuing operations. SHARE-BASED PAYMENTS Comptel has several option schemes and they are paid out as equity instruments. Equity-settled share-based schemes are measured at fair value at the grant date and expensed in profit or loss on a straight-line basis over the vesting period. The expense determined at the grant date is based on the Group’s estimate on the number of those options that eventually vest at the end of the vesting period. The fair value is determined using the Black-Scholes option pricing model. Comptel had also share-based incentive programs during the fi-nancial period. The share-based incentive programs provided the key personnel of the Comptel Group with a possibility to receive shares of the company as compensation. The compensation paid based on the share-based incentive programs was paid as a combination of company shares and cash after the vesting period had expired. Costs 28 | Comptel Annual Report 2016

A provision is recognised when the expected economic benefits to be derived by the Group from a contract are lower than the unavoida-ble cost of meeting its obligations under the contract. REVENUE RECOGNITION AND NET SALES Revenue from the sale of goods is recognised when significant risks and rewards of ownership have been transferred to the buyer. Revenue from services is recognised when the service has been performed. License revenue that includes no work performance is recognised when the license is delivered. The number of subscribers at a client is reviewed continuously. If their number exceeds the number agreed on in the terms of the license, the client can be charged for the increased number of subscribers. This license upgrade revenue is recognised upon invoicing. Service revenue is recognised as income when the performance obligations are fulfilled. Maintenance revenue is recog-nised as income on a straight-line basis over the maintenance term. INCOME TAXES The income taxes in the consolidated statement of comprehensive income consist of current tax and the change in the deferred tax assets and liabilities. Current tax is calculated on the taxable profit for the period determined in accordance with local tax rules and is adjusted with the tax for previous years. The deferred tax amount attributable to other comprehensive income or equity is reflected in other comprehen-sive income or equity, accordingly. Deferred tax assets and liabilities are provided using the statement of financial position liability method, providing for temporary differenc-es between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The enacted or substantially enacted tax rate at the reporting date is used as the tax rate. In Comptel the main temporary differences arise from the depreciation of tangible assets not deducted in taxation, the fair value measurement of derivatives, capitalisation of development costs, paid withholding taxes, which Comptel estimates to be able to deduct from the future income taxes and the reversal of goodwill amortisation on Group level. Deferred tax liabilities are recognised at their full amounts in the statement of financial position, and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. LONG-TERM PROJECTS Revenue and expenses from long-term projects are recognised using the percentage-of-completion method, when the outcome of a long-term project can be estimated reliably. The revenue from a long-term project comprises license income and work. The outcome of a long-term project can be estimated reliably when the revenue and expenses expected as well as the progress made towards completing a particu-lar project can be measured reliably and when it is probable that the economic benefits associated with the project will flow to the Group. In Comptel the degree of completion of a long-term project is determined by the relation of accrued work hours to estimated overall work hours. If it is probable that total project costs will exceed total project revenue, the expected loss is recognised as an expense immediately. Net sales is adjusted for discounts granted, sales-related indirect taxes and effects of the translation differences arisen on the translation 29 | Comptel Annual Report 2016

of the trade receivables denominated in foreign currencies. A separate warranty provision is recognised to cover costs under warranty periods following the completion of the projects. The total estimated margin of onerous projects is recognised as an expense and a provision. FINANCIAL ASSETS AND LIABILITIES FINANCIAL ASSETS In accordance with IAS 39 Financial Instruments: Recognition and Measurement the financial assets of the Group are classified to following groups: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and availa-ble-for-sale financial assets. Classification is based on the nature of the item and it is made at initial recognition. An item is classified as financial asset at fair value through profit or loss when it is held for trading or classified at initial recognition as financial asset at fair value through profit or loss. The latter group com-prises such investments that are managed based on their fair value or an investment which contains one or more embedded derivative which changes the cash flows of the contract significantly in which case the entire compound instrument is measured at fair value. Financial assets held for trading have been mainly acquired to generate profits from short-term changes in market prices. Derivative instruments which do not meet the criteria for hedge accounting defined in IAS 39 have been classified as held for trading. Derivatives held for trading as well as financial assets maturing within 12 months are included in current assets. These assets have been measured at fair value. Unrealised and realised gains and losses arisen from fair value measurement are recognised in profit or loss in the period in which they occur. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are measured at amortised cost and they are included in non-current assets. Comptel had no such financial assets during the financial year. EARNINGS PER SHARE The calculation of earnings per share is based on the profit attributable to ordinary shareholders that is divided by the weighted average num-ber of ordinary shares outstanding during the year. Treasury shares owned by the Group are excluded when calculating the weighted average number of ordinary shares. For the purpose of calculating diluted earnings per share using the treasury stock method, the Group assumes the following: the exercise of dilutive warrants and options occurred at the beginning of the financial period, the exercise of dilutive warrants and options granted during the period followed at their grant date and the proceeds from their exercise was spent by ac-quiring treasury shares at the average market price during the period. The denominator includes the weighted average number of ordinary shares and the shares to be issued following the exercise of warrants and options. The assumptions of the exercise of options is excluded when cal-culating diluted earnings per share if the exercise price of the warrants and options exceeds the average share market price during the period. The options and warrants have a dilutive effect only if the average share market price during the period is higher than the subscription price of an option and a warrant. 30 | Comptel Annual Report 2016

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group does not hold them for trading purposes either. They are in-cluded in current assets, except for maturities greater than 12 months after the reporting date. Trade receivables are recognised based on the original amount charged from a client less any impairment losses. Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the reporting date, in which case they are classified as current. Available-for-sale financial assets may include shares (equity securities) and interest-bearing investments. They are measured at fair value, or when the fair value cannot be reliably determined, at cost. on the establishment of loan facilities are recorded as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. When the draw-down occurs, the fees paid on the establishment of loan facilities are recognised as part of transaction costs. To the extent it is probable that some or all of the facility will not be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING Derivatives are initially recognised in the statement of financial position at cost, equivalent to their fair value and are subsequently measured to fair value. From 1 October 2014 onwards Comptel has applied hedge ac-counting in accordance with IAS 39. Comptel formally designates and documents the hedge relation-ship as well as the Group’s risk management objective and strategy for undertaking the hedge. Comptel documents and assesses, at the inception of a hedge relationship and at least at each reporting date, the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. The changes in the fair values of those derivatives meeting the criteria of a fair value hedge are recognised in profit or loss together with the fair value changes of the hedged asset or lia-bility attributable to the hedged risk. The changes in the fair values of the derivatives hedging trade receivables are booked against sales revenues. If a derivative meets the conditions of a cash flow hedge, the change in the fair value of the effective portion of the hedging instrument is CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short-term, highly liquid investments with original maturities of three months or less. Any bank overdrafts are included within current liabilities. FINANCIAL LIABILITIES Financial liabilities are initially recognised at fair value, net of transac-tion costs. Subsequently financial liabilities are measured at amortised cost using the effective interest rate method. Financial liabilities are both non-current and current. A financial liability is classified as cur-rent when the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Borrowing costs are recognised in profit or loss as incurred. Fees paid 31 | Comptel Annual Report 2016

recognised in other comprehensive income and presented in equity in the fair value reserve. The accumulated gains or losses in equity are reclassified into profit or loss in the same period during which the hedged item affects profit. When a hedging instrument designated as a cash flow hedge expires or is sold or the hedge no longer meets the criteria for hedge accounting, the cumulative gain or loss on the hedg-ing instrument remains in equity until the forecast transaction occurs. However, if the forecast transaction is no longer expected to occur, any related cumulative gain or loss in equity is recognised immediately in profit or loss. IMPAIRMENT TESTING Goodwill, patenting costs and development costs capitalised under unfinished intangible assets are tested annually for impairment. Assets are reviewed for impairment in accordance with the principles set out above. These calculations include elements, such as WACC and the future economic development, which require management’s judgement. Additional information about the sensitivity of the recoverable amount to changes in the assumptions used is presented in note 16. Intangible assets. DIVIDENDS The dividend proposed by the board of directors is not recognised until approved by a general meeting of shareholders. REVENUE RECOGNITION The judgement of the revenue recognition principles starts from the interpretation of the sales order, revenue recognition rules will be determined according to the order value, extent and delivery period. As described above under the heading Revenue recognition prin-ciples revenue and expenses from long-term projects are recognised using the percentage of completion method when the outcome of a long-term project can be estimated reliably. The percentage of com-pletion method is based on estimates of total expected project revenue and costs, as well as on reliable measurement of the progress made towards completing a particular project. The recognition of project revenue and project costs in profit or loss is changed if the estimate of the outcome of a project deviates from the plan, in the period in which the change is identified for the first time and it can be estimated reliably. An expected loss on a long-term project is recognised in profit or loss immediately when it is identified and can be estimated reliably. Additional information about the long-term contracts is presented in note 4. Revenue recognition using percentage of completion method. ACCOUNTING POLICIES REQUIRING MANAGEMENT’S JUDGMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY The preparation of financial statements calls for the management to make future-related estimates and assumptions which may differ from the actual results. In addition, judgment is required when applying accounting principles. The estimates are based on management’s best view at the reporting date. Possible changes in estimates and assumptions are recognised in that period when an assumption or estimate is corrected as well as in all subsequent periods. In Comptel those key assumptions concerning the future and those key sources of estimation uncertainty at reporting date that have a sig-nificant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the following: 32 | Comptel Annual Report 2016

TAXES IFRS 15 in the different sales revenue streams. The current practice is to recognize the service revenue when the service is performed. License revenue, without work performance, is recognized when delivered. Customer’s subscription volumes are monitored constantly, so that when the volume exceeds the agreed limit Comptel can issue an additional invoice according to the changed subscriber level. This revenue is recognized upon invoicing. Maintenance revenue is recognized over time. IFRS 15 requires that new contracts must be reviewed and the promised goods and services evaluated and each promise has to be separated as a distinct performance obligation, which customer can benefit on stand-alone basis and which will be delivered according to the same revenue recognition rule. The preliminary estimate is that the performance obligations may change and they will be combined with the other performance obligations. The standard will have impact in the license revenue recognition, which will be accelerated or delayed depending on the order, depending on if the license is part of a long term project, are there other performance obligations related or is the license sold as a separate performance obligation. IFRS 15 requires that the all performance obligations are priced separately, which may impact in the revenue recognition amount per one performance obligation. IFRS 15 requires that the incremental costs of obtaining a contract have to be recorded as a non-current asset and amortised as revenue is recognized. Comptel estimates that IFRS 15 do not have a significant effect on the service revenue, which is recognized over time. During the year 2017 Comptel continues to analyse the customer contracts, specifically those which include the above mentioned items. Comptel’s customers are located globally in different countries, which brings about taxation challenges, which need to be judged to determine the correct tax expense amount. The judgement and interpretation of the international tax treaties is done from the Finnish and the foreign country’s point of view based on the past experience. Management needs to assess the treatment of withholding taxes as well as the possibility to utilise deferred tax assets. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. APPLICATION OF NEW OR AMENDED STANDARDS AND INTERPRETATIONS The below described standards, interpretations or their amendments have been published but are not yet effective and Comptel has not adopted them prior to the mandatory application date. Comptel will adopt the following amended or new standards and interpretations issued by the IASB as soon as they are effective if the effective dated is the same as the beginning of the financial year, or if the effective date is different, they will be adopted as from the beginning of the following financial year: IFRS 15 Revenue from Contracts with customers. The standard includes a five-step model for revenue recognition. The recognition model includes clearly more detailed instructions than the currently valid standards. Comptel’s preliminary estimate is to adopt the new standard using the full retrospective method from the effective date. During the year 2016 Comptel has tentatively estimated the impact of 33 | Comptel Annual Report 2016

Additionally, the standard will require new notes, Comptel will de-velop a process to collect all the information required during the year 2017. IFRS 16 Leases. The standard specifies how the lease agreements will be recognized, measured, presented and disclosed. The standard provides a single lessee accounting model, requiring lessees to rec-ognize right-of-use assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is estimated to impact Comptel’s consolidated financial statements by increasing the Balance Sheet value and by transferring rental expenses to amortization and financial expenses. IFRS 9 Financial Instruments. The standard includes revised guidance on the classification and measurement of the financial instru-ments and new hedge accounting requirements. Comptel’s preliminary assessment is that the standard does not have material impact on the group financial statements. Annual Improvements to IFSRs 2014-2016. Minor and less urgent amendments to the standards are collected and implemented once a year. The effects of the amendments vary by standard, but the amend-ments are not estimated to have a significant effect on Comptel’s consolidated statements. 34 | Comptel Annual Report 2016

2. SEGMENT REPORTING Comptel Group has three reportable segments which are based on business units. Business unit structure is the main dimension for the reporting and decision making regarding company profitability. Comptel Group’s operating segment reporting is conforming to IFRS standards. The assessment of the operating results and resource allocation is based on the operating result of the segment in Comptel Group. The President and CEO of Comptel Group is ultimately responsible for these decisions. Total net sales from the operating segments consolidate to Group external net sales. Segment expenses include sales and customer service expenses. Unallocated expenses relate to product management, research and development as well as ad-ministration units. Segment assets include trade receivables. 2016, EUR 1,000 INTELLIGENT DATA SERVICE ORCHESTRATION OTHER SEGMENTS TOTAL 2015, EUR 1,000 INTELLIGENT DATA SERVICE ORCHESTRATION OTHER SEGMENTS TOTAL 35 | Comptel Annual Report 2016 Net sales 42,503 55,225 0 97,728 Segment share of operating result 5,808 5,128 -2,462 8,474 Depreciation and amortisation 2,938 3,818 0 6,756 Net sales 43,791 56,085 135 100,011 Segment share of operating result 6,769 7,492 -3,258 11,003 Depreciation and amortisation 2,547 3,262 8 5,817

RECONCILIATIONS RESULT EUR 1,000 GEOGRAPHICAL INFORMATION REVENUES FROM EXTERNAL CUSTOMERS The geographical split of net sales is based on the customer domicile. 2016 2015 EUR 1,000 2016 2015 INFORMATION ABOUT PRODUCTS AND SERVICES REVENUES FROM EXTERNAL CUSTOMERS EUR 1,000 2016 2015 NON-CURRENT ASSETS The geographical split of non-current assets is based on the location of such assets. Non-current assets are presented without deferred tax assets and post-employment benefit assets. EUR 1,000 2016 2015 INFORMATION ABOUT MAJOR CUSTOMERS In 2016 and 2015 revenues from a single customer did not exceed 10% of the total Comptel group net sales. 36 | Comptel Annual Report 2016 Finland 14,968 13,401 Other countries 1,487 1,274 Investments in associates 788 960 Unallocated assets 2,649 2,693 Total 19,892 18,328 Project & License business 65,105 63,289 Recurring business 34,906 34,439 Total 100,011 97,728 India 10,589 9,280 Saudi Arabia 7,284 7,687 Germany 7,208 12,433 Australia 7,189 7,337 Danmark 5,994 2,205 Italia 4,557 2,887 Great Britain 3,780 3,305 Finland 2,606 2,589 Other countries 50,804 50,005 Total 100,011 97,728 Segment share of operating result 11,003 8,474 Financial income and expenses 904 -1,149 Share of result of associated companies -172 287 Group profit/loss before income taxes 11,735 7,612

6. MATERIALS AND SERVICES EUR 1,000 3. BUSINESS COMBINATIONS No new business combinations were acquired during the year 2016 or 2015. 2016 2015 4. REVENUE RECOGNITION USING PERCENTAGE OF COMPLETION METHOD EUR 1,000 2016 2015 7. EMPLOYEE BENEFITS EUR 1,000 2016 2015 THE AVERAGE NUMBER OF EMPLOYEES IN THE GROUP DURING THE FINANCIAL YEAR 2016 2015 5. OTHER OPERATING INCOME EUR 1,000 2016 2015 37 | Comptel Annual Report 2016 Gains on disposal of tangible assets 1 3 Other income items 26 60 Total 27 63 Europe 389 361 Asia-Pacific 338 298 Middle East and Africa 56 57 Americas 9 7 Total 792 723 Wages and salaries 38,897 38,373 Pension expenses - defined contribution plans 4,740 4,692 Share options granted -168 362 Expenses related to share-based incentive program 427 607 Other social security costs 2,868 2,730 Total 46,764 46,764 Net sales recognised as revenue according to percentage of completion 22,513 22,193 Amount recognised as revenue during the financial year and previous years for long-term projects in progress 9,961 13,336 Total costs of incomplete long-term projects 7,650 6,843 Backlog of orders of long-term projects according to percentage of completion 19,600 19,696 Prepayments and accrued income recognised on the basis of percentage of completion 2,907 2,845 Deferred income and accruals recognised on the basis of percentage of completion 3,016 3,270 Purchases -37 -87 External services 4,178 5,633 Total 4,141 5,546

PENSION PLANS FOR THE MEMBERS OF THE BOARD AND CEO An additional contribution pension plan has been agreed on for the President and CEO of the parent company. The retirement age is based on the Finnish Statutory Employment Pension Sheme (TyEL). CEO’s pension costs were totally 207,037.00 euros in 2016 (209,310.00 euros in 2015), of which the additional pension plan’s por-tion was 81,881.00 euros (85,559.00 euros in 2015). Information on the remuneration of the Group management is presented in note 31. Related party transactions. Information on the options granted and on the management’s share in the share-based incentive plan is presented in note 21. Share-based payments. 9. OTHER OPERATING EXPENSES EUR 1,000 2016 2015 THE AUDITORS’ FEES EUR 1,000 2016 2015 8. DEPRECIATION, AMORTISATION AND IMPAIRMENT CHARGES EUR 1,000 2016 2015 Audit fees include the fees of the statutory auditors of each Group company. 10. RESEARCH AND DEVELOPMENT COSTS The research and development costs recognised as expenses in the statement of comprehensive income amounted to EUR 15,609 thousand in 2016 (EUR 12,752 thousand in 2015). The capitalised development expenditure totalled EUR 6,185 thousand (EUR 5,176 thousand in 2015). The amortisation of the capitalised development costs amounted to EUR 4,854 thousand (EUR 5,520 thousand in 2015). 38 | Comptel Annual Report 2016 Depreciation and amortisation by asset type Intangible assets Patents and trademarks 77 77 Capitalised development costs 4,854 5,520 Other intangible assets 129 405 Total 5,06 6,002 Tangible assets Machinery and equipment 757 754 Total 757 754 Total depreciation, amortisation and impairment charges 5,817 6,756 Ernst & Young Audit 230 282 Tax consultation 74 81 Other services 30 21 Total 334 384 Lease payments 2,824 3,035 Travel expenses 8,519 6,814 Marketing expenses 2,209 2,151 Other operating expenses 18,762 18,251 Total 32,314 30,251

11. FINANCIAL INCOME AND EXPENSES EUR 1,000 STATEMENT OF COMPREHENSIVE INCOME ITEMS INCLUDE FOREIGN EXCHANGE DIFFERENCES AS FOLLOWS: EUR 1,000 2016 2015 2016 2015 Comptel is applying hedge accounting in accordance with IAS 39 effect from 1.10.2014. 39 | Comptel Annual Report 2016 Net sales Change in fair value of forward exchange contracts -378 -584 Foreign exchange differences, net -614 179 Other operating expences Change in fair value of forward exchange contracts - - Foreign exchange differences, net -15 -106 Financial income Change in fair value of forward exchange contracts - -25 Foreign exchange profits 2,071 1,330 Financial expenses Change in fair value of forward exchange contracts -9 -1,099 Foreign exchange losses -1,936 -1,311 Total -881 -1,616 Interest income from cash and cash equivalents 8 8 Interest income from other receivables 1,190 80 Financial assets/liabilities measured at fair value through profit or loss: Forward exchange contracts not in hedge accounting 2,071 1,305 Foreign exchange gains from other receivables and other liabilities - 142 Interest expenses from financial liabilities measured at amortised cost -115 -189 Interest expenses from other liabilities -52 -84 Foreign exchange losses from other receivables and other liabilities -1,945 -2,410 Other financial expenses -253 - Total 904 -1,148

12. INCOME TAXES

EUR 1,000	2016	2015
Current tax expense	-764	-1,199
Adjustments for previous years' taxes	-147	-161
Deferred taxes	214	1,829
Withholding taxes	-2,723	-3,510
Withholding tax refunds	3,408	-
Other direct taxes	-65	-45
Total	-77	-3,086

In November 2006, Comptel Corporation received a refusal from the Board of Adjustment of the Tax Office for Major Corporations concerning the crediting of taxes withheld at source in taxation of 2004. The claim for adjustment concerns the crediting of taxes withheld at source the company has paid in 2004 to avoid double taxation.

Comptel Corporation recognised and paid these taxes withheld at source for 2004 in 2005. According to the Board of Adjustment's decision currently in force, Comptel Corporation has expensed taxes withheld at source amounting to EUR 871 thousand in 2016, withholding tax expense amount was decreased by the tax refund of 3,408 thousand euros received from India. The total withholding taxes expensed between 2004 and 2016 amount to EUR 9,465 thousand.

Comptel Corporation has received license revenue from the countries with which Finland has a tax treaty. The purpose of the tax treaties is to avoid double taxation. Taxes have been withheld from the payments made to Comptel Corporation, in accordance with the royalty article of the related tax treaty, in the source country of the revenue. If the taxes withheld at source paid by Comptel Corporation will not be credited in Finland, the revenue from the customers located in the tax treaty countries will be subject to double taxation.

There are confirmed losses in taxation for the group company Comptel FWD Oy, totally 14,214 thousand euros (13,851 thousand euros in 2015). Deferred taxes from the losses were not booked, because of the uncertainty of the possibilities to utilize the losses.

INCOME TAX RECOGNISED IN OTHER COMPREHENSIVE INCOME

2016 EUR 1,000	BEFORE TAX	TAX EXPENCE (-)/ BENEFIT (+)	NET OF TAX
Cash flow hedges	-296	59	-237
Translation differences	-934	-	-934
Total	-1,230	59	-1,171

2015 EUR 1,000	BEFORE TAX	TAX EXPENCE(-)/ BENEFIT (+)	NET OF TAX
Cash flow hedges	14	-3	11
Translation differences	189	-	189
Total	203	-3	200

Reconciliation between the income tax expense recognised in the statement of comprehensive income and the taxes calculated using the Group's domestic corporate tax rate 20 %:

EUR 1,000	2016	2015
Profit before taxes	11,735	7,612
Income tax calculated using the domestic corporation tax rate	2,347	1,522
Effect of tax rates in foreign jurisdictions	125	370
Non-deductible expenses	-227	-
Non-deductible depreciations, amortisations and impairment charges	74	114
Withholding tax expense	981	926
Withholding tax refund	-3,408	-
Current year losses for which no deferred tax assets was recognised	62	-
Taxes for previous years	59	161
Other items	64	-8
Income taxes in the consolidated statement of comprehensive income	77	3,085

40 | Comptel Annual Report 2016

13. EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit/loss for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the financial year.

In calculating the diluted earnings per share, the weighted average number of shares is adjusted by the effect of the conversion into shares of all dilutive potential ordinary shares. Comptel has share options, which have a diluting effect, when the exercise price of the share options is lower than the fair value of the share. The fair value of the share is based on the average price of the shares during the financial period. In 2016 and 2015, the options did not have a material dilutive effect on earnings per share.

	2016	**2015**
Number of outstanding shares during the financial period, weighted average	108 685 905	107 370 551
Weighted average number of shares for calculation of diluted earnings per share	111 798 635	109 640 245
Profit/loss for the year attributable to equity holders of the parent (EUR 1,000)	11,658	4,527
Number of outstanding shares during the financial period, weighted average	108 685 905	107 370 551
Basic earnings per share (euro)	0.11	0.04
Profit/loss for the year attributable to equity holders of the parent (EUR 1,000)	11,658	4,527
Weighted average number of shares for calculation of diluted earnings per share	111 798 635	109 640 245
Diluted earnings per share (euro)	0.10	0.04

14. TANGIBLE ASSETS

EUR 1,000	**MACHINERY AND EQUIPMENT**
Cost at 1 Jan 2016	9,274
Additions	1,417
Disposals	-446
Exchange difference	-97
Cost at 31 Dec 2016	10,148
Accumulated depreciation at 1 Jan 2016	-8,122
Depreciation	-757
Disposals	352
Exchange difference	86
Accumulated depreciation at 31 Dec 2016	-8,441
Book value at 1 Jan 2016	1,152
Book value at 31 Dec 2016	**1,707**

The net book value of the tangible assets leased finance lease is EUR 693 thousand.

EUR 1,000	**MACHINERY AND EQUIPMENT**
Cost at 1 Jan 2015	9,218
Additions	456
Disposals	-150
Exchange difference	-250
Cost at 31 Dec 2015	9,274
Accumulated depreciation at 1 Jan 2015	-7,623
Depreciation	-847
Disposals	146
Exchange difference	202
Accumulated depreciation at 31 Dec 2015	-8,122
Book value at 1 Jan 2015	1,595
Book value at 31 Dec 2015	**1,152**

The net book value of the tangible assets under finance lease is EUR 179 thousand.

41 | Comptel Annual Report 2016

15. INTANGIBLE ASSETS EUR 1,000 PATENTS AND TRADEMARKS DEVELOPMENT COSTS OTHER INTANGIBLE ASSETS GOODWILL TOTAL PATENTS AND TRADEMARKS DEVELOPMENT COSTS OTHER INTANGIBLE ASSETS EUR 1,000 GOODWILL TOTAL 42 | Comptel Annual Report 2016 Cost at 1 Jan 2015 22,198 1,227 43,479 15,531 82,435 Additions 102 5,176 5,278 Exchange difference 46 46 Cost at 31 Dec 2015 22,198 1,329 48,655 15,577 87,759 Accumulated amortisation at 1 Jan 2015 -19,552 -649 -31,092 -15,061 -66,354 Amortisation -78 -5,520 -311 -5,909 Exchange difference -13 -13 Accumulated amortisation at 31 Dec 2015 -19,552 -727 -36,612 -15,385 -72,276 Book value at 1 Jan 2015 2,646 577 12,387 470 16,080 Book value at 31 Dec 2015 2,646 602 12,043 192 15,483 Cost at 1 Jan 2016 22,198 1,329 48,655 15,577 87,759 Additions 132 6,185 6,317 Disposals -28 -28 Exchange difference -56 -56 Cost at 31 Dec 2016 22,198 1,461 54,840 15,493 93,992 Accumulated amortisation at 1 Jan 2016 -19,552 -727 -36,612 -15,385 -72,276 Amortisation -77 -4,854 -128 -5,059 Disposals 28 28 Exchange difference 56 56 Accumulated amortisation at 31 Dec 2016 -19,552 -804 -41,466 -15,429 -77,251 Book value at 1 Jan 2016 2,646 602 12,043 192 15,483 Book value at 31 Dec 2016 2,646 657 13,374 64 16,741

ALLOCATION OF GOODWILL Goodwill has been allocated to two different product business units which form separate cash generating units. These product business units do not relate direct-ly to reported segments by Comptel. Future cash flows can be generated from all geographical market areas. Consequently, goodwill cannot be allocated to a specific geographical segment. Goodwill has been allocated to two cash generating units which are Inventory unit and Fastermind unit. The latter was formed as a result of the Xtract acquisition in 2012. EUR 653 thousand (EUR 653 thousand in 2015) of goodwill has been allocated to Inventory unit and EUR 1,993 thousand (EUR 1,993 thousand in 2015) to Fastermind unit. due to the significant growth expectation set for the unit. Based on the impairment tests there is no need to recognise an impairment loss. The use of the testing model requires making estimates and assumptions concern-ing investments, market growth and general interest rate level. SENSITIVITY ANALYSIS OF IMPAIRMENT TESTING The realisation of an impairment loss in the Inventory unit would require the long-term EBITDA level to be more than 9% higher than the management’s estimate at the end of reporting period or that the discount rate to be over 25%. The realisation of an impairment loss in the Fastermind unit would require the long-term EBITDA level to be more than 4% lower than the management’s estimate at the end of reporting period or that the discount rate to be over 69%. IMPAIRMENT TESTING The recoverable amount of goodwill is determined based on value in use calculations. The value in use is computed based on discounted forecast cash flows. The cash flow forecasts rely on the plans approved by the Board of Directors and management concerning in particular profitability and the growth rate of net sales. The plans cover a five-year period taking into account the recent development of the business. The used pre-tax rate discount rate is 8.3% (17.2% in 2015). The cash flows after the five-year period for the Inventory unit have been forecast-ed by estimating net sales to increase with rate of 2%. Net sales is mainly generated from existing support and maintenance contracts as well as change requests to the existing systems. Based on these facts, management view is that there is a reason-able justification to use lower growth projection than the long-term economic growth estimate. Another key factor impacting the cash flows is operating expenses. Based on the impairment tests there is no need to recognise an impairment loss. The cash flows after the five-year period for the Fastermind unit have been fore-casted by estimating the future growth rate of net sales to be 2%. The global growth of communications services providers’ net sales and investments was approximately 2-3% in 2015. In spite of somewhat weak economic outlook the growth rate was high-er than the GDP growth in general. Consequently, using a 2% growth rate is justified. Analytics software is one of the fastest growing sectors in the telecommunications software space. Net sales growth is the key factor impacting the valuation of the unit 43 | Comptel Annual Report 2016

16. INVESTMENTS IN ASSOCIATES

Group has an associated company in Limerick, Ireland. Tango Telecom Ltd employed an average of 76 employees in the year 2016 (69 in 2015).

EUR 1,000	2016	2015
Carrying amount at 1 Jan	960	706
Share of results	-172	254
Carrying amount at 31 Dec	**788**	**960**

The accounts of the associate do not include goodwill at 31.12.2016.

Summary financial information for the Group's investments in the associate - assets, liabilities, net sales and profit / loss (EUR 1,000):

2016	ASSETS	LIABILITIES	NET SALES	PROFIT / LOSS	OWNERSHIP %
Tango Telecom Ltd. Group	6,393	2,442	7,793	-859	20

2015	ASSETS	LIABILITIES	NET SALES	PROFIT / LOSS	OWNERSHIP %
Tango Telecom Ltd. Group	6,868	2,068	9,189	1,428	20

17. DEFERRED TAX ASSETS AND LIABILITIES

CHANGES IN DEFERRED TAX ASSETS AND LIABILITIES DURING 2016:

EUR 1,000	31 DEC 2015	RECOGNISED IN PROFIT OR LOSS	RECOGNISED IN OTHER COMPRE-HENSIVE INCOME	31 DEC 2016
Deferred tax assets				
Reversal of depreciation and amortisation in taxation	171	-60		111
Reversal of the R&D expenses in taxation	-	1,237		1,237
Withholding taxes	6,859	-645		6,214
Share options	119	-119		-
Forward contracts	-		102	102
Bad Debt reserve	267			267
Other tax deductible temporary differences	269	42		311
Total	**7,685**	**455**	**102**	**8,242**

EUR 1,000	31 DEC 2015	RECOGNISED IN PROFIT OR LOSS	RECOGNISED IN OTHER COMPRE-HENSIVE INCOME	31 DEC 2016
Deferred tax liabilities				
Capitalisation of intangible assets	2,407	260		2,667
Capitalisation of and amortisation on technology in acquired business operations	10		-9	1
Impact of goodwill amortisation in taxation	131			131
Cumulative depreciation difference	20	-14		6
Other taxable temporary differences	5	-5		-
Total	**2,572**	**241**	**-9**	**2,804**

44 | Comptel Annual Report 2016

18. TRADE RECEIVABLES AND OTHER CURRENT RECEIVABLES EUR 1,000 AGEING ANALYSIS OF TRADE RECEIVABLES EUR 1,000 GROSS 2016 IMPAIRED NET 2016 2016 2015 EUR 1,000 GROSS 2015 IMPAIRED NET 2015 No credit losses were recognised on trade receivables in 2016 (2015: EUR 83 thou-sand). The carrying amounts of the trade receivables and other receivables equal the related maximum exposure to credit risk. Other prepayments and accrued income mainly consist of accruals related to software services and user charges and rent accruals. 19. CASH AND CASH EQUIVALENTS EUR 1,000 2016 2015 45 | Comptel Annual Report 2016 Cash at bank and in hand 9,242 3,030 Total 9,242 3,030 Not past due 29,508 29,508 1-30 days past due 3,540 3,540 31-90 days past due 3,124 3,124 91-180 days past due 2,822 2,822 181-360 days past due 1,238 1,238 Over 360 days past due 1,872 -1,646 226 Total 42,104 -1,646 40,458 Trade receivables 38,510 40,458 Prepayments 71 59 Accruals from long-term projects 10,871 6,968 Other prepayments and accrued income 4,136 3,121 Other receivables 3,389 6,324 Total 56,977 56,930 Not past due 27,093 27,093 1-30 days past due 2,332 2,332 31-90 days past due 2,347 2,347 91-180 days past due 1,167 1,167 181-360 days past due 2,969 2,969 Over 360 days past due 4,473 -1,871 2,602 Total 40,381 -1,871 38,510

20. CAPITAL AND RESERVES Comptel has one class of shares, articles of association do not limit the maximun number of shares. The shares do not carry a nominal value. All shares issued are fully paid. The impacts of movement in the number of shares are as follows: FUND OF INVESTED NON-RESTRICTED EQUITY EUR 1,000 NUMBER OF SHARES SHARE CAPITAL FAIR VALUE RESERVE The fair value reserve comprises the hedging reserve including the effective portion of the cumulative net change in the fair value of cash flow hedging instruments. Comptel started to apply hedge accounting in accordance with IAS 39. The descriptions of the reserves under equity are as follows: FUND OF INVESTED NON-RESTRICTED EQUITY The fund of invested non-restricted equity includes other investments of equity nature and subscription prices of shares to the extent that it is specifically not to be credited to share capital. TREASURY SHARES Treasury shares reserve includes the acquisition cost of treasury shares held by the Group. During the financial year 2016 the company issued 300,000 new shares to the company itself. During the financial year 2016 allotted 258,782 shares to its em-ployees based on the terms of the share-based incentive plan 2012 (2015: 281,282 TRANSLATION RESERVE The translation reserve comprises the translation differences arising from the transla-tion of the financial statements of the foreign subsidiaries. 46 | Comptel Annual Report 2016 At 1 Jan 2015 106,956,531 2,141 401 Emission of new share 346,232 Proceeds from share options 800 Return of treasury shares 974,139 497 At 31 Dec 2015 108,276,902 2,141 1,698 Emission of new share 301,378 Return of treasury shares 576,087 277 At 31 Dec 2016 109,154,367 2,141 1,975 shares) and 42,596 shares to members of the Board of Directors as part of their annual compensation (2015: 64,950 shares). At the end of the financial year the company held 117,129 treasury shares (118,507 treasury shares at 31 December 2015). of up to a maximum of EUR 0.04 per share in one tranche for the financial period ended on 31 December 2016. The Board of Directors proposes that the authorization to decide on such dividend is conditional upon the Transaction Agreement entered into on 8 February 2017 by and between Nokia Corporation and Comptel Corporation (the “Transaction Agreement”) having been terminated for any reason other than consum-mation of said tender offer pursuant to the Transaction Agreement, meaning that the tender offer announced by Nokia Corporation on 9 February 2017 for all of the issued and outstanding shares and option rights in Comptel Corporation is unsuccessful. The authorization to decide on payment of dividend shall be valid until the end of 31 December 2017. Based on this authorization, the Board of Directors is entitled to decide on the dividend record date, dividend payment date and other matters re-quired by the matter. When deciding on the possible payment of dividend, the Board of Directors shall assess the company’s liquidity and financial position as required by the Companies Act. DIVIDENDS The Board of Directors proposes to the Annual General Meeting that no dividend be paid for the financial period ended on 31 December 2016. The Board of Directors proposes to the Annual General Meeting that the Annual General Meeting authorizes the Board of Directors to decide on a dividend payment 47 | Comptel Annual Report 2016

21. SHARE-BASED PAYMENTS

SHARE OPTIONS

The Group has had two share option schemes during the financial year. The options in question have been granted to the key personnel as well as to a subsidiary fully owned by Comptel Corporation. The fair value of the shares has been determined by using the Black&Scholes model.

2016	2014A	2014B	2014C	2015A	2015B
Grant date	13/02/14	16/03/15	03/02/16	09/09/15	09/09/15
Subscription period	1.2.16 -31.1.18	1.2.17 -31.1.19	1.2.18 -31.1.20	15.8.18 -15.9.19	15.8.19 -15.9.19
Subscription value date	13/02/14	16/03/15	03/02/16	08/09/15	08/09/15
Inputs to the value model:					
Share price at grant date	0,55	0,97	1,33	1,15	1,15
Excercise price	0,48	0,88	1,51	0,89	0,89
Expected volatility	33 %	36 %	34 %	25 %	25 %
Expected life of share options	1,1	2,1	3,1	2,7	2,7
Risk free interest	0,00 %	0,00 %	0,00 %	0,00 %	0,00 %
Fair value of the share option at the grant date	0,54	0,28	0,39	0,11	0,11
Granted share options	2,100,000	900,000	970,000	1,739,130	1,739,130

2015	2009C	2014A	2014B	2015A	2015B
Grant date	14/04/11	13/02/14	16/03/15	09/09/15	09/09/15
Subscription period	1.11.13 -30.11.15	1.2.16 -31.1.18	1.2.17 -31.1.19	15.8.18 -15.9.19	15.8.19 -15.9.19
Subscription value date	14/04/11	13/02/14	16/03/15	08/09/15	08/09/15
Inputs to the value model:					
Share price at grant date	0,54	0,55	0,97	1,15	1,15
Excercise price	0,51	0,51	0,91	0,92	0,92
Expected volatility	-	33 %	35 %	25 %	25 %
Expected life of share options	-	2,1	3,1	3,7	3,7
Risk free interest	0,00 %	0,00 %	0,00 %	0,00 %	0,00 %
Fair value of the share option at the grant date	0,06	0,54	0,28	0,11	0,11
Granted share options	-	2,100,000	950,000	1,739,130	1,739,130

48 | Comptel Annual Report 2016

For the option scheme approved in 2009, the total number of share options is-sued is 4,200,000. The share options may be exercised to subscribe a maximum of 4,200,000 Comptel Corporation shares in total. The share subscription period is for option 2009A, 1 November 2011-30 November 2013, for option 2009B, 1 November 2012-30 November 2014 and for option 2009C, 1 November 2013-30 November 2015. The members of the Executive Board were not included in 2009 option program. The Annual General Meeting of Shareholders has on 12 March 2014 decided on the issue of the share options to the Comptel Group key personnel as part of the incentive and commitment program. The total number of share options issued is 4,200,000. The share subscription period for options 2014A (2,200,000 options) is 1.2.2016 - 31.1.2018, the share subscription period for the options 2014B (1,000,000 options) is 1.2.2017 - 31.1.2019 and the share subcription period for the options 2014C (1,000,000 options) is 1.2.2018 - 31.1.2020. Based on the authorisation given by the Annual General Meeting, the Board of Directors has on 9 September 2015 decided on the issue of the share options to the CEO of the company as part of the remuneration, incentive and commitment program. The total number of share options issued is 3,478,260. The share subscription period for options 2015A (1,739,130 options) is 15.8.2018 - 15.9.2019, the share subscription period for the options 2015B (1,739,130 options) is 15.8.2019 - 15.9.2019. Changes in the number of the outstanding share options and weighted average exercise prices during the period were as follows: 2016 2014A 2014B 2014C 2015A 2015B 2015 2009C 2014A 2014B 2015A 2015B 49 | Comptel Annual Report 2016 Outstanding at the beginning of the year 974,000 2,120,000 0 0 0 Granted during the year 80,000 970,000 1,739,130 1,739,130 Exercised during the year 973,139 Forfeited during the year 100,000 20,000 Expired during the year 861 Outstanding at the end of the year 2,100,000 950,000 1,739,130 1,739,130 Exercisable at the end of the year Weighted average exercise price (euro) 0,51 0,51 0,91 0,92 0,92 Outstanding at the beginning of the year 2,100,000 950,000 0 1,739,130 1,739,130 Granted during the year 30,000 1,000,000 Exercised during the year 576,087 Forfeited during the year 80,000 30,000 Expired during the year Outstanding at the end of the year 1,523,913 900,000 970,000 1,739,130 1,739,130 Exercisable at the end of the year Weighted average exercise price (euro) 0,48 0,88 1,51 0,89 0,89

The number and average exercise prices of the share options outstanding at the end of the period:

	2016		2015	
YEAR OF EXPIRATION	AVERAGE EXERCISE PRICE, EUR/SHARE	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE, EUR/SHARE	NUMBER OF OPTIONS
2018	0.48	1,523,913	0.51	2,100,000
2019	0.88	4,378,260	0.92	4,428,260
2020	0.89	970,000		

The expected volatility has been determined based on the historical volatility for a period equalling to the option vesting period.

In 2016, the expense recognised in respect of the option schemes amounted to EUR 426 thousand (2015: EUR 304 thousand).

SHARE-BASED INCENTIVE PLAN

The Board of Directors of Comptel Corporation approved a new share-based incentive plan for the Group key personnel in February 2012.

The aim of the new plan is to combine the objectives of the shareholders and the target group of employees in order to increase the value of the company, commit the target group to the company and to offer them a competitive reward plan based on long-term shareholding in the company.

The Matching Share Plan includes two performance periods, both beginning on 2 May 2012. The performance periods will end on 2 May 2015 and on 2 May 2016. The pre-requisite for participation to the plan and the receipt of reward from the performance periods requires that a target person owns the company's shares or acquires them up to a number pre-determined by the Board of Directors. Furthermore, the potential reward from the plan is tied to the validity of the target person's employment or service or contractual relation.

Rewards from the Plan will be paid partly in the form of company's shares and partly in cash in 2015 and 2016.

The cost of the program is recognised under employee benefit expenses over the vesting period. In 2016, EUR 427 thousand was expensed (in 2015, EUR 607 thousand)

The outstanding option schemes and share-based incentive programs are described in more detail in Section Shares and shareholders.

50 | Comptel Annual Report 2016

22. PENSION OBLIGATIONS

Comptel has pension plans in various countries that are based on the local legislation and well-established practices. In Finland the pension arrangement is mainly managed through the Finnish Statutory Employment Pension Scheme (TyEL) which is a defined contribution plan.

23. PROVISIONS

Movements in provisions during 2016:

EUR 1,000	PROVISION FOR WARRANTY	LEASE PROVISION	TOTAL
Balance at 1 Jan 2016	109	981	1,090
Provisions made during the year	-2	-972	-974
Provisions used during the year	-	-	-
Exchange difference	-	-	-
Balance at 31 Dec 2016	**107**	**9**	**116**

EUR 1,000	2016	2015
Non-current provisions	-	-
Current provisions	116	1,090
Total	**116**	**1,090**

PROVISION FOR WARRANTY

A provision for warranties is recognised when the underlying product including a warranty is sold. The provision is based on management estimates on warranty costs which will materialise.

LEASE PROVISION

This item includes the provisions made for unoccupied leased facilities.

24. FINANCIAL LIABILITIES

EUR 1,000	2016	2015
Non-current financial liabilities measured at amortised cost		
Loans from financial institutions	-	33
Finance lease liabilities	491	58
Total	**491**	**91**
Current financial liabilities measured at amortised cost		
Loans from financial institutions	8,788	6,963
Finance lease liabilities	205	112
Total	**8,993**	**7,075**

The fair values of liabilities are presented in note 27. Financial risk management.

Comptel had bank loans amounting to EUR 8,000 thousand at 31 December 2016 (EUR 5,000 thousand at 31 December 2015) and EUR 815 thousand of the overdraft limit (2015 EUR 979 thousand). Comptel has a credit facility consisting of EUR 20 million Revolving Credit Facility and EUR 5 million overdraft capacity. The facility is valid until 31 July 2018. At 31 December 2016 the available credit from the revolving credit facility was EUR 12 million. Comptel's subsidiary has a loan in the amount of EUR 33 thousand from Finnvera with fixed amortisation schedule. The last instalment will be paid on 15 August 2017.

The interest rate of the Facility is floating and determined based on prevailing IBOR. The weighted average interest rate is 0.5% (2015: 0,7%). The interest of the loan from Finnvera is determined based on 6 months euribor. At 31 December 2016 the interest rate was 3.6% (2015: 3,7%).

51 | Comptel Annual Report 2016

26. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES Fair value hierarchy for financial instruments measured at fair value. MATURITY ANALYSIS OF FINANCE LEASE LIABILITIES EUR 1,000 2016 2015 EUR 1,000 FAIR VALUE AT 31.12.2016 hensive income 25. TRADE AND OTHER CURRENT LIABILITIES EUR 1,000 FAIR VALUE AT 31.12.2015 EUR 1,000 2016 2015 The accrued expenses and deferred income mainly comprise of accruals related to deferred revenue, accrued employee benefits and accrued operating expenses. Comptel’s derivative contracts at fair value through the profit or loss accounts and contracts under the hedge accounting are determined using quoted market price and valuation methods. 52 | Comptel Annual Report 2016 Trade payables 2,728 2,116 Advances received from long-term contracts 5,016 3,270 Accrued expenses and deferred income 27,673 26,034 Other liabilities 2,015 6,802 Total 37,432 38,222 LEVEL 1 LEVEL 2 LEVEL 3 TOTAL Forward contracts measured at fair value through profit or loss Liabilities 138 138 Forward contracts measured at fair value recognised in other compre-hensive income Liabilities 214 214 Financial assets available-for-sale Other shares 87 87 LEVEL 1 LEVEL 2 LEVEL 3 TOTAL Forward contracts measured at fair value through profit or loss Receivables 108 108 Liabilities 633 633 Forward contracts measured at fair value recognised in other compre-Receivables 52 52 Liabilities 561 561 Financial assets available-for-sale Other shares 87 87 Finance lease liabilities - minimum lease payments Less than one year 238 126 Between one and five years 580 62 Total 818 188 Finance lease liabilities - present value of minimum lease payments Less than one year 206 112 Between one and five years 527 57 Total 733 170 Future financial charges 77 7

27. FINANCIAL RISK MANAGEMENT Comptel is exposed to financial risks in its ordinary business operations. The objective of Comptel’s risk management is to minimise the adverse effects arising from fluctu-ations of financial markets on the Group’s cash flows, result and equity. Comptel’s general risk management principles are approved by the Board of Directors and their implementation is the responsibility of the Chief Financial Officer (CFO) together with the business units. Comptel’s financial policy is risk-adverse. The main financial risks for the Group are currency risk and credit risk. Financial management identifies and assesses risks and acquires the instruments needed to hedge against risks together with operating units. Hedging transactions are carried out in accordance with the writ-ten risk management principles approved by the Board of Directors. Comptel uses foreign currency forwards in its currency risk management. Other currency instruments may be used based on a resolution of the Board of Directors. INTEREST RATE RISK Interest rate risk is the risk that cash flows or the result will fluctuate because of chang-es in market interest rates. Comptel’s interest-bearing liabilities at 31 December 2016 totalled EUR 9,485 thousand (2015: EUR 7,167 thousand). Comptel had bank loans amounting to EUR 8,993 thousand at 31 December 2016 ( EUR 6,963 thousand at 31 December 2015). Comptel has a loan facility, which consists of EUR 20 million revolving credit facility and EUR 5 million overdraft capacity on current bank account. The ending date for the facility is 31 July 2018. At 31 December 2016 the amount available under the Revolving Credit Facility was EUR 12 million. Comptel’s subsidiary has a loan in the amount of EUR 33 thousand from Finnvera with fixed amortisation schedule. The last instalment will be paid on 15 August 2017. The interest rate of the loan facility is floating and determined based on prevail-ing IBOR. The weighted average interest rate is 0.5%. The interest of the loan from Finnvera is determined based on 6 months euribor. At 31 December 2016 the interest rate was 3.7. Corporate did not have interest rate swap contracts at the end of the Fiscal Year. Possible short-term investments in financial securities give rise to interest rate risk but the impact of such risk is not significant. Comptel´s revenues and operating cash flows are mainly independent of the fluctuations of market rates. CURRENCY RISK Comptel operates globally and is therefore exposed to currency risks arising from various currency positions. In Comptel’s business operations the major currencies are Euro and US Dollar (USD). An other significant currency is UK Pound Sterling (GBP). Comptel hedges open foreign currency positions. The currency position is mon-itored on a 12-month rolling period twice a month. Comptel started to apply hedge accounting in accordance with IAS 39 from 1.10.2014. The changes in the fair value of the hedging instuments for the financial assets and liabilities are recognised through profit and loss accounts. The hedging instruments are forward contracts entered into with banks. The hedging forward contract is denominated in the same currency as the underlying item resulting the value of the hedging instrument to change in the opposite way compared to the underlying item. The invoicing of sales orders follows the progress of projects, which causes timely uncertainty. Moreover, the realised turnover of trade receivables exceeds the terms in the client agreements. The hedging of the future cash flows is timed taking these facts into account. CREDIT RISK Credit risk is the risk that one party will cause a financial loss for the Group by failing to discharge an obligation. In Comptel credit risk mainly arises from trade receivables related to customers, derivatives and cash and cash equivalents. Credit risk management principles are defined in Comptel’s documented proce-dures (Risk Management Principles, Currency hedging in Comptel Corporation and General principles of liquidity management). Credit risk management in respect of derivatives and investments is centralised to the Group accounting department, in respect of clients and credit control to the business area organisation. Comptel’s customers are mainly mid-size or large teleoperators. The Group’s 53 | Comptel Annual Report 2016

clientele is large and geographically widely dispersed, which decreases the customer risk of the Group. Comptel’s business consists of deliveries of large productised IT system and the value of a single project may be several million euro. Therefore the risk associated with a single project or an individual client may be significant. Furthermore some of Comptel’s clients operate in countries that are or have been war zone areas, which in part increases credit risk. Comptel has no significant credit risk concentrations, since no individual customer or customer group represents a material risk. In delivery projects partial advance invoicing is generally used. Furthermore credit risk is reduced by progress payments invoiced based on percentage of completion. In some countries letter of credits are used. Comptel has a policy for writing off trade receivables. According to the policy a bad debt provision of 50% of the total value is generally booked if the receivable is overdue more than 360 days and a provision of 100% is impacted when the receivable is overdue more than 540 days. No credit losses were recognised in the statement of comprehensive income in the financial year 2016 (2015 credit losses recognised EUR 83 thousand). The ageing analysis of trade receivables is presented in note 18. Trade receivables and other current receivables. Under the Revolving Credit Facility in place until 2018 there is still EUR 12 million avail-able for draw-down. The Facility contains a covenant whereby Group equity ratio must be at least 35%. At 31 December 2016 Comptel’s equity ratio was 58.6% (2015: 52.4%). In addition, the arrangement contains a covenant, according to which the net debt to the Group’s EBITDA must be equivalent or less than 2.75. At 31 December 2016 the net debt to EBITDA was 0.01 (31 December 2015 0.27). The covenants are reported every three months. Furthermore, Comptel has an option for TyEL (earnings-related pension) premium loan amounting to EUR 14.4 million. LIQUIDITY RISK Liquidity risk means insufficient financing or higher than normal financing expenses when business environment deteriorates and financing is needed. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that financing of business operations is available when needed quickly enough. Part of the Group’s liquid funds can be invested in mutual funds based on the principles approved by the Board of Directors. Comptel’s main source of financing has been the operating cash flow. Cash levels are monitored on a daily basis. At 31 December 2015 the Group’s cash and cash equivalents totalled EUR 9,242 thousand (EUR 3,030 thousand at 31 December 2015). At 31 December 2016 Comptel’s interest-bearing liabilities totalled EUR 9,485 thousand (EUR 7,166 thousand in 2015). 54 | Comptel Annual Report 2016

The following table sets forth maturity analysis based on contractual cash flows. Cash flow includes both loan repayments and interest payments. CONTRACTUAL CASH FLOW 2016, EUR 1,000 CARRYING AMOUNT 1-6 MONTHS 7-12 MONTHS 1-2 YEARS 3-5 YEARS CONTRACTUAL CASH FLOW 2015, EUR 1,000 CARRYING AMOUNT 1-6 MONTHS 7-12 MONTHS 1-2 YEARS 3-5 YEARS 55 | Comptel Annual Report 2016 Non-derivative financial liabilities Loans from financial liabilities 6,996 7,007 6,95 23 34 - Finance lease liabilities 170 177 67 46 64 - Trade payables 2,116 2,116 2,116 - - - Derivative financial liabilities Forward contracts under hadge accounting Net cash flow -138 -138 -135 -3 - - Non-derivative financial liabilities Loans from financial institutions 8,788 8,798 8,765 33 - - Finance lease liabilities 697 774 103 103 343 225 Trade payables 2,728 2,728 2,728 - - - Derivative financial liabilities Forward contracts under hadge accounting Net Cash flow -508 -508 -378 -130 - -

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

1 000 EUROS	BOOK VALUE 31/12/16	FAIR VALUE 31/12/16	BOOK VALUE 31/12/15	FAIR VALUE 31/12/15
Financial assets				
Financial assets at fair value through profit or loss				
Forward contracts (level 2)	108	108	-	-
Available-for-sale financial assets (level 3)	87	87	87	87
Non-current trade receivables	4,473	4,473	1,872	1,872
Current trade receivables	35,908	35,908	40,232	40,232
Other current receivables	3,115	3,115	7,133	7,133
Cash and cash equivalents	9,242	9,242	3,030	3,030
Financial liabilities				
Financial liabilities at fair value through profit or loss				
Forward contracts (level 2)	633	633	138	138
Trade payables and other liabilities	36,799	36,799	38,020	38,020
Non-current loans from financial institutions	-	-	33,000	33,000
Non-current finance lease liabilities	491	491	58	58
Current loans from financial institutions	7,973	7,973	5,044	5,056
Current bank overdraft facility	815	815	1,918	1,918
Current finance lease liabilities	205	205	112	112
Other current liabilities	-	-	-	-

CAPITAL STRUCTURE MANAGEMENT

The purpose of Comptel capital structure management is to support the business operations by securing normal operational demands and grow shareholder value in the long-term. Comptel aims at continuing profitable business by investing in R&D and enhancing its presence on the global market place. Comptel's profit distribution is typically 30 to 60 per cent of the net income for the previous financial year. The amount of dividends paid may vary according to the near-term economic outlook as well as Comptel's financial position.

Gearing in 2016 and 2015 was as follows:

EUR 1,000	2016	2015
Interest-bearing liabilities	9,485	7,167
Cash and cash equivalents	-9,242	-3,030
Interest-bearing net liabilities	243	4,137
Total equity	**45,048**	**37,324**
Gearing	**0.5%**	**11.1%**

56 | Comptel Annual Report 2016

EXPOSURE TO CURRENCY RISK

	2016		2015	
EUR 1,000	**USD**	**GBP**	**USD**	**GBP**
Loan receivables	417	-	404	-
Trade receivables	11,291	1,535	10,259	1,709
Cash and cash equivalents	10	5	6	4
Trade payables	-357	-6,312	-430	-7,584
Net statement of financial position exposure	**11,361**	**-4,772**	**10,239**	**-5,871**
Order backlog (12 months)	22,224	3,262	20,887	4,680
Hedging				
Forward contracts (12 months)	-26,686	167	-26,207	6,142
Total net exposure	**6,899**	**-1,343**	**4,919**	**4,951**

SENSITIVITY TO FOREIGN EXCHANGE RATES

A 10% weakening/strengthening of the euro against the currencies below at 31 December would have affected equity and result after taxes as follows:

2016, EUR 1,000	EQUITY	RESULT
USD	-2,256/2,256	-601/601
GBP	-2,604/2,604	-604/604

2015, EUR 1,000	EQUITY	RESULT
USD	-1,390/1,390	-90/90
GBP	-2,530/2,530	-300/300

In calculating the sensitivity related to exchange rate changes the following assumptions were used:

- a +/- 10% exchange rate change
- the position comprises foreign currency financial assets and financial liabilities, i.e. loans, trade receivables, cash and cash equivalents, trade payables and derivative instruments. This applies to companies operating in currency which is different from the currency subject to the sensitivity analysis.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The carrying amount of the loans is EUR 9,485 thousand and the fair value is EUR 9,572 thousand. For other financial assets and liabilities their carrying amounts equal their fair values as the discounting has no material effect considering the short maturity of these items.

Derivative instruments measured at fair value:

2016, EUR 1,000	POSITIVE FAIR VALUE (CARRYING AMOUNT)	NEGATIVE FAIR VALUE (CARRYING AMOUNT)	NOMINAL VALUE OF UNDERLYING INSTRUMENT
Forward contracts - all	159	1,193	39,981
Forward contracts - under hedge accounting	52	561	-

2015, EUR 1,000	POSITIVE FAIR VALUE (CARRYING AMOUNT)	NEGATIVE FAIR VALUE (CARRYING AMOUNT)	NOMINAL VALUE OF UNDERLYING INSTRUMENT
Forward contracts - all	-	351	39,046
Forward contracts - under hedge accounting	-	213	-

57 | Comptel Annual Report 2016

28. ADJUSTMENTS TO CASH FLOWS FROM OPERATING ACTIVITIES Non-cash transactions or items that are not part of cash flows from operating activities: 30. COMMITMENTS AND CONTINGENCIES EUR 1,000 2016 2015 EUR 1,000 2016 2015 29. OPERATING LEASES Minimum lease payments on non-cancellable office facilities leases and other operating leases are payable as follows: EUR 1,000 2016 2015 Comptel has leased the office premises it uses. These leases typically run for a period from one to ten years, and normally with an option to renew the lease after that date. The index, renewal and other terms of the agreements are diverse. The statement of comprehensive income for the year 2016 includes lease ex-penses for the office premises amounting to EUR 2,824 thousand (2015: EUR 3,035 thousand). 58 | Comptel Annual Report 2016 Less than one year 2,395 2,161 Between one and five years 5,722 1,218 More than five years 548 - Total 8,665 3,379 Other operating income -27 -62 Depreciation, amortisation and impairment charges 5,817 6,756 Exchange differences 43 994 Share of result of associates 172 -287 Share-based payments 492 428 Other adjustments - 5 Total 6,497 7,834 Bank guarantees, short term 3,021 2,286 Bank guarantees, long term 1,115 441 Total 4,136 2,727 Corporate mortgages 200 200 Collaterals given on behalf of others Guarantees - 29

31. RELATED PARTY TRANSACTIONS

The Comptel Group companies are as follows:

COMPANY	DOMICILE	2016 GROUP HOLDING (%)	2016 GROUP VOTING	2015 OMISTUSOSUUS (%)	2015 OSUUS ÄÄNIVALLASTA (%)
Comptel Corporation	Finland				
Comptel Communications Holdings Ltd.	UK	100.00	100.00	100.00	100.00
Comptel Communications Ltd.	UK	100.00	100.00	100.00	100.00
Comptel Communications AS	Norway	100.00	100.00	100.00	100.00
Comptel Communications Brasil Ltda	Brazil	100.00	100.00	100.00	100.00
Comptel Communications EOOD	Bulgaria	100.00	100.00	100.00	100.00
Comptel Communications Inc.	USA	100.00	100.00	100.00	100.00
Comptel Communications Oy	Finland	100.00	100.00	100.00	100.00
Comptel Communications Sdn Bhd	Malaysia	100.00	100.00	100.00	100.00
Comptel Ltd	UK	0.00	100,00	0.00	100,00
Comptel FWD Oy (2015: Xtract Oy)	Finland	100.00	100.00	100.00	100.00
Comptel Communications India Private Ltd.	India	100.00	100.00	100.00	100.00
Comptel Communications S.r.l.	Italy	100.00	100.00	100.00	100.00
Comptel Palvelut Philippines, Inc.	Philippines	100.00	100.00	100.00	100.00

The Comptel Group has a related party relationship with its associates, the Board of Directors, President and CEO, the Executive Board and also with people and companies under Comptel management's influence. More information about the investments in associates is given in the note number 16.

59 | Comptel Annual Report 2016

Transactions, which have been entered into with related parties, are as follows:

EUR 1,000	2016	2015
Other operating income		
Associates	2	-
Interest revenue		
Associates	8	8
Non-current receivables		
Associates	128	121

CONTINGENT LIABILITIES ASSUMED ON BEHALF OF GROUP COMPANIES

In 2008, Comptel Corporation gave a performance guarantee, still in force, on behalf of its subsidiary. The total value of this agreement is USD 4 million. Comptel gave a guarantee of GBP 700 thousand for its subsidiary in 2009.

KEY MANAGEMENT COMPENSATION

The key management personnel compensation includes wages, employee benefits and expenses from the share and option plans of the President and CEO, the members of the Board of Directors and the members of the Executive Board.

EUR 1,000	2016	2015
Salaries and other short-term employee benefits	1,798	2,169
Share-based payments	295	725
Total	**2,093**	**2,894**

The employee benefits of the President and CEO and the members of the Board of Directors of the parent company:

EUR 1,000	2016	2015
President and CEO	567	868
Board of Directors at 31 Dec 2016		
Ervi Pertti	65	59
Berlemann Thomas	32	-
Söderström Eriikka	37	31
Vaajoensuu Hannu	42	39
Vasara Antti	38	31
Former Board members		
Mäkijärvi Heikki	2	31
Total	**216**	**191**

GUARANTEES AND OTHER CONTINGENT LIABILITIES	2016	2015
Guarantees	-	29

An additional defined contribution pension plan has been agreed on for the President and CEO of the parent company. Yearly pension expense is 15% of salary. The retirement age is based on the Finnish Statutory Employment Pension Scheme (TyEL).

New options were granted to the former and current members of the Executive Board in 2016, total number of the share options was 360,000 (In 2014 480,000). No new options were granted to the President and CEO in 2016 (In 2015 3,618,260). At 31 December 2016 the management had 660,000 share options, which were not exercisable (2015: 5,448,260 share options, of which 860,000 were exercisable).

The compensation to the members of the Board of Directors has been paid by giving shares in Comptel Corporation with 40% of the annual gross compensation.

The management of the Group had no loans referred to in the Companies Act, chapter 8, article 6.

60 | Comptel Annual Report 2016

KEY FIGURES

FINANCIAL SUMMARY	2012	2013	2014	2015	2016
Net sales, EUR 1,000	82,428	82,668	85,714	97,728	100,011
Net sales, change %	7.4	0.3	3.7	14.0	2.3
Operating profit/loss, EUR 1,000	-13,517	7,308	8,311	8,474	11,003
Operating profit/loss, change %	-213.6	154.1	13.7	2.0	29.8
Operating profit/loss, as % of net sales	-16.4	8.8	9.7	8.7	11.0
Profit/loss before taxes, EUR 1,000	-13,955	5,554	7,436	7,612	11,735
Profit/loss before taxes, as % of net sales	-16.9	6.7	8.7	7.8	11.7
Return on equity, %	-37.2	9.3	17.5	12.8	28.3
Return on investment, %	-36.3	16.1	19.5	18.3	23.9
Equity ratio, %	46.8	50.5	52.4	52.4	58.7
Gross investments in tangible and intangible assets, EUR 1,000 [1)]	4,484	551	740	558	1,549
Gross investments in tangible and intangible assets, as % of net sales [1)]	5.4	0.7	0.9	0.6	1.5
Research and development expenditure, EUR 1,000	18,581	17,790	16,791	20,299	21,794
Research and development expenditure, as % of net sales	22.5	21.5	19.6	20.8	21.8
Order backlog, EUR 1,000	48,368	40,756	55,213	66,344	65,717
Average number of employees during the financial period	700	684	665	723	791
Interest-bearing net liabilities, EUR 1,000	3,541	2,228	-1,789	4,137	243
Gearing ratio, %	13.1	7.7	-5.4	11.1	0.5
Debt-equity ratio %	31.0	30.3	22.7	19.2	21.0

[1)] The figure does not include investments in development projects. Includes the acquisition of Xtract in 2012. The gross capital investments excluding the acquisition amounted EUR 1,678 thousand, which is 2.0% of net sales.

61 | Comptel Annual Report 2016

PER SHARE DATA	2012	2013	2014	2015	2016
EPS, EUR	-0.12	0.02	0.05	0.04	0.11
Diluted EPS, EUR	-0.12	0.02	0.05	0.04	0.10
Equity per share, EUR	0.25	0.27	0.31	0.34	0.41
Dividend per share, EUR [2]	0.00	0.01	0.02	0.03	0.00
Dividend per earnings, % [2]	-	41.20	39.54	72.65	-
Effective dividend yield, % [2]	-	2.10	2.00	1.60	-
P/E ratio	-3.3	19.80	19.40	43.40	22.10
Highest share price	0.63	0.59	1.00	1.93	2.65
Lowest share price	0.37	0.38	0.48	0.84	1.19
Yearly average share price (VWAP)	0.47	0.46	0.60	1.20	1.92
Market value at year-end, million EUR	42.8	51,5	105,8	198.1	258.7
Trading volume	26,734,489	18,358,693	27,778,321	41,222,529	48,358,484
Development of exchange of shares %	25.0	17.1	25.9	38.0	44.3
Adjusted number of shares at the end of period	107,054,810	107,421,270	107,421,270	108,395,409	109,271,496
of which the number of treasury shares	161,219	161,219	464,739	118,507	117,129
Outstanding shares at the end of period	106,893,591	107,260,051	106,956,531	108,276,902	109,154,367
Adjusted average number of shares during the period	106,863,518	106,893,591	107,284,900	107,370,551	108,685,905
Average number of shares, dilution included	107,650,327	106,893,591	107,625,526	109,640,245	111,798,635

[2] The Board's proposal

62 | Comptel Annual Report 2016

DEFINITIONS OF KEY FIGURES Profit/loss for the financial year attributable to equity shareholders Operating profit/loss Operating margin % = x 100 Earnings per share (EPS) = Net sales Average number of outstanding shares for the financial year Profit/loss before taxes Profit margin (before income taxes) % Equity attributable to the equity holders of the parent company = x 100 Net sales Equity per share = Adjusted number of shares at end of period Profit/loss Return on equity % (ROE) = x 100 Total equity (average during year)) Dividend Dividend per share = Adjusted number of shares at end of period Profit/loss before taxes + financial expenses Return on investment % (ROI) = x 100 Total equity + interest bearing liabilities (average during year) Dividend per share Dividend per earnings % = x 100 Earnings per share (EPS) Total equity Equity ratio % = x 100 Statement of financial position total – advances received Dividend per share Effective dividend yield % = x 100 Share closing price at end of period Gross investments in tangible and intangible assets, as % of net sales Gross investments in tangible and intangible assets = x 100 Net sales Share closing price at end of period P/E-ratio = Earnings per share (EPS) Research and development expenditure Research and development expenditure, as % of net sales = x 100 Net sales Volume of exchange of shares Development of exchange of shares % = Adjusted number of shares at the end of period Interest-bearing liabilities - cash and cash equivalents Gearing ratio % = x 100 Total equity Interest-bearing liabilities Debt-equity ratio % = x 100 Total equity 63 | Comptel Annual Report 2016

PARENT COMPANY INCOME STATEMENT, FAS

EUR 1,000	NOTES	1 JAN - 31 DEC 2016	1 JAN - 31 DEC 2015
Net sales	2	92,794	93,137
Other operating income	3	14	54
Materials and services	4	-1,640	-3,896
Personnel expenses	5	-19,520	-18,083
Depreciation and amortisation	6	-124	-310
Other operating expenses	7	-66,106	-65,440
		-87,390	-87,730
Operating profit/loss		**5,418**	**5,462**
Financial income	8	3,422	703
Financial expenses	9	-967	-1,490
Profit/loss before appropriations and income taxes		**7,873**	**4,675**
Group contribution, received		480	550
Group contribution, granted		-145	-
Income taxes	10	698	-3,496
Profit/loss for the period		**8,906**	**1,729**

PARENT COMPANY BALANCE SHEET, FAS

EUR 1,000	NOTES	31 DEC 2016	31 DEC 2015
ASSETS			
Non-current assets	11		
Other intangible assets		288	246
Tangible assets		62	96
Investments		3,683	3,180
		4,032	3,522
Current assets			
Non-current receivables	12	4,851	4,140
Current receivables	13	52,958	52,547
Cash and cash equivalents		3,803	193
		56,761	52,740
TOTAL ASSETS		**65,644**	**60,402**
EQUITY AND LIABILITIES			
Capital and reserves	14		
Share capital		2,141	2,141
Fund of invested non-restricted equity		1,974	1,698
Fair value reserve		-407	-
Retained earnings		2,529	4,266
Profit/loss for the period		8,906	1,729
		15,143	9,834
Provisions	15	107	109
Liabilities			
Non-current liabilities	16	145	-
Current liabilities	17	50,249	50,459
TOTAL EQUITY AND LIABILITIES		**65,644**	**60,402**

64 | Comptel Annual Report 2016

PARENT COMPANY STATEMENT OF CASH FLOWS, FAS 1 JAN - 31 DEC 2016 1 JAN - 31 DEC 2015 1 JAN - 31 DEC 2016 1 JAN - 31 DEC 2015 EUR 1,000 EUR 1,000 65 | Comptel Annual Report 2016 Cash flows from financing activities Dividends paid -3,248 -2,139 Additional investment into equity 277 497 Proceeds from share options - 800 Proceeds from borrowings 33,715 27,979 Repayment of borrowings -31,879 -28,063 Net cash used in financing activities -1,136 -926 Change in cash and cash equivalents 3,610 -6,416 Cash and cash equivalents at the beginning of period 193 6,609 Cash and cash equivalents at the end of period 3,803 193 Change 3,610 -6,416 Cash flows from operating activities Profit/loss before appropriations and income taxes 7,873 4,675 Adjustments: Depreciation, amortisation and impairment charges 124 310 Financial income and expenses -976 176 Dividend income -1,000 - Other adjustments 67 12 Change in working capital: Change in trade and other current receivables -932 -8,662 Change in trade and other current liabilities -1,374 2,599 Change in provisions -2 -161 Interest paid -194 -256 Interest received 1,171 5 Taxes paid and tax returns received 698 -3,496 Net cash from operating activities 5,454 -4,798 Cash flows from investing activities Investments in subsidiaries -883 -180 Investments in tangible and intangible assets -132 -212 Dividends received 1,000 - Change in other non-current receivables -121 - Proceeds from repayments of loans 13 243 Loans granted -585 -543 Net cash used in investing activities -708 -692

NOTES TO THE FINANCIAL STATEMENTS OF THE PARENT COMPANY, FAS 1.ACCOUNTING PRINCIPLES FOR THE FINANCIAL STATEMENTS balance sheet date. Non-monetary items measured at fair value in a foreign currency are translated at the closing rate at the balance sheet date. Gains and losses resulting from transactions in foreign curren-cies and translation of monetary items are recognised on the income statement, with the exception of the forward contracts that are hedging the future cash flow. The change in the fair value of the effective por-tion of the hedging instrument is recognised in other comprehensive income and presented in equity in the fair value reserve. COMPANY PROFILE Comptel Corporation is a Finnish public limited liability company organised under the laws of Finland. Founded in 1986, Comptel Corporation is one of the leading providers of telecom software and services in convergent mediation and charging, predictive analytics and service fulfillment. Comptel Corporation is listed on NASDAQ OMX Helsinki (CTL1V). The parent company of the Comptel Group, Comptel Corporation, is domiciled in Helsinki and its registered ad-dress is Salmisaarenaukio 1, 00180 Helsinki. Comptel Corporation’s separate financial statements are prepared in accordance with Finnish Accounting Standards (FAS). TANGIBLE ASSETS, INTANGIBLE ASSETS AND OTHER LONG-TERM EXPENDITURE Tangible assets, intangible assets and other long-term expenditure are stated at historical cost less cumulative depreciation and amortisation and any impairment losses. Where parts of an item of tangible assets, an intangible asset or parts of other long-term expenditure have differ-ent useful lives, they are accounted for as separate items of tangible assets, intangible assets or other long-term expenditure. Maintenance, repairs and renewals are generally expensed during the financial peri-od in which they are incurred except for large renovation expenditure relating to leased premises that are capitalised under other long-term expenditure. Depreciation and amortisation is charged to the income statement on a straight-line basis over the estimated useful life of an asset. The depreciation/amortisation period for all assets is four years, with the PRESENTATION OF FINANCIAL INFORMATION All financial information presented in euro has been rounded to the nearest thousand and consequently the sum of the individual figures can deviate from the total figure. FOREIGN CURRENCY TRANSACTIONS Transactions denominated in foreign currencies are translated at the exchange rates prevailing on the dates of the transactions. Foreign currency monetary balances are translated at the closing rate at the 66 | Comptel Annual Report 2016

exception of the basic refurbishment of leased premises and capital-ized patent expenses. Leased assets are amortised over the shorter of the period of five years and the lease term. Capitalized patent ex-penses are depreciated within ten years. The amortisation period for goodwill is five years. Gains and losses on sales and disposals of the abovementioned assets are included in operating income and in operating expenses, respectively. The difference between the annual depreciation according to plan and the depreciation made in taxation is shown as a separate item under appropriations in the income statement. The accumulated depreciation difference is shown under appropriations between the shareholders’ equity and liabilities in the balance sheet. with the Finnish legislation. Contributions based on the regularly reviewed actuarial calculations prepared by the pension insurance company are recognised as an expense in the income statement in the year to which they relate PROVISIONS A provision is based on an existing obligation and it is recognised on the balance sheet when an entity has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. A provision for onerous contracts is recognised when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. RESEARCH AND DEVELOPMENT COSTS Research and development costs are expensed during the period in which they occur. Government grants that compensate the company for the development costs are deducted from the related expenses in the income statement. INCOME TAXES The income taxes in the income statement consist of income tax based on taxable profit for the financial period, adjustments to prior year taxes and withholding taxes treated as non-deductible. LEASES Lease payments are expensed during the financial period in which they occur. REVENUE RECOGNITION AND NET SALES Revenue from the sale of goods is recognised when significant risks and rewards of ownership have been transferred to the buyer. Revenue from services is recognised when the service has been performed. License revenue that includes no work performance is recognised when the licence is delivered. The number of subscribers at a client PENSION OBLIGATIONS The pension plans of the parent company are arranged in accordance 67 | Comptel Annual Report 2016

is reviewed continuously. If their number exceeds the number agreed on in the terms of the licence, the client is charged for the increased number of subscribers. This licence upgrade revenue is recognised upon invoicing. Service revenue is recognised when the performance TRADE RECEIVABLES Trade receivables are recognised at the original invoice amount to customers and stated at their cost less impairment losses. obligations are fulfilled. Maintenance revenue straight-line basis over the maintenance term. is recognised on a CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise cash, bank balances and other short-term highly liquid investments with original maturities of three months or less from the date of acquisition. Bank overdrafts, if any, are included within current liabilities. LONG-TERM PROJECTS Revenue and expenses from a long-term project are recognised using the percentage of completion method, when the outcome of a long-term project can be estimated reliably. The revenue from a long-term project comprises licence income and work. The outcome of a long-term project can be estimated reliably when the revenue and expenses expected as well as the progress made towards completing a particu-lar project can be measured reliably and when it is probable that the economic benefits associated with the project will flow to the company. In Comptel the percentage of completion of a long-term project is determined by the relation of accrued work hours to estimated overall work hours. When it is probable that total project costs will exceed total project revenue, the expected loss is recognised as an expense immediately. Net sales are adjusted for sales-related indirect taxes and other adjusting items. A separate warranty provision is recognised to cover costs under warranty periods following the completion of the projects. The total estimated margin of onerous projects is recognised as an expense and a provision. . DERIVATIVE FINANCIAL INSTRUMENTS Principles Receivables, debt and cash flow in foreign currencies can be hedged. Cash flows are hedged against currency fluctuations in respect of those projects for which revenue is recognised based on the percentage of completion method and invoices issued in a currency other than euro. Recognition and measurement The company uses currency forward contracts to hedge foreign cur-rency receivables, liabilities and future incoming cash flow. Exchange rate gains and losses are recognised as adjustments to sales or in exchange rate gains and losses under financial items, depending on the nature of the underlying item. Comptel applies the hedge accounting for the foreign currency or-der backlog. If a derivative meets the conditions of a cash flow hedge, the change in the fair value of the effective portion of the hedging in-strument is recognised in other comprehensive income and presented in equity in the fair value reserve. 68 | Comptel Annual Report 2016

2. NET SALES EUR 1,000 4. MATERIALS AND SERVICES EUR 1,000 2016 2015 2016 2015 5. PERSONNEL EXPENSES EUR 1,000 2016 2015 Net sales figures have been calculated based on the area, where the work was deliv-ered to. REVENUE RECOGNITION USING PERCENTAGE OF COMPLETION METHOD, EUR 1,000 2016 2015 MANAGEMENT SALARIES AND OTHER COMPENSATION 2016 2015 Information on the remuneration of the Group management is presented in more detail in note 31. Related party transactions to the consolidated financial statements. 2016 2015 PENSION COMMITMENTS IN RESPECT OF MEMBERS OF THE BOARD OF DIRECTORS AND THE PRESIDENT AND CEO An additional defined contribution pension plan has been agreed on for the President and CEO. The retirement age is based on the Finnish Statutory Employment Pension Scheme (TyEL). 3. OTHER OPERATING INCOME EUR 1,000 2016 2015 69 | Comptel Annual Report 2016 Gain on sale of tangible and intangible assets - 0 Other 14 54 Total 14 54 Average number of personnel 218 208 Members of the Board of Directors 216 191 Net sales recognised as revenue according to percentage of completion 21,322 21,731 Amount recognised as revenue during the financial year and previous years for long-term projects in progress 9,272 12,932 Total costs of incomplete long-term projects 6,452 5,775 Backlog of orders of long-term projects according to percentage of completion 18,473 18,371 Prepayments and accrued income recognised on the basis of percentage of completion 2,910 2,845 Deferred income and accruals recognised on the basis of percentage of completion 4,812 2,477 Wages and salaries 15,841 14,479 Pension expenses 2,822 2,814 Other social security costs 867 791 Total 19,520 18,083 Purchases -39 -88 External services 1,679 3,984 Total 1,640 3,896 By geographical area Europe 60,924 39,831 Asia-Pacific 23,736 25,791 Middle East and Africa 6,633 16,791 Americas 1,501 10,725 Total 92,794 93,137

6. DEPRECIATION, AMORTISATION AND IMPAIRMENT CHARGES EUR 1,000 8. FINANCIAL INCOME EUR 1,000 2016 2015 2016 2015 7. OTHER OPERATING EXPENSES EUR 1,000 2016 2015 9. FINANCIAL EXPENSES EUR 1,000 2016 2015 AUDITOR’S FEES 2016 2015 70 | Comptel Annual Report 2016 Ernst & Young Audit 170 233 Tax consultation 74 79 Other services 30 5 Total 274 317 Total auditor´s fees 274 317 Interest expenses To others 118 93 Other financial expenses To others 76 162 Exchange losses To others 773 1,234 Total 967 1,490 Lease payments 1,094 1,420 Travel expenses 2,148 1,593 Marketing expenses 2,159 2,066 Software expenses 3,413 3,493 Consulting expenses 4,995 3,409 Group charges 49,644 49,137 Other operating expenses 2,653 4,323 Total 66,106 65,440 Depreciation and amortisation Intangible rights 90 268 Machinery and equipment 34 42 Total 124 310 Interest income From Group companies 18 13 From others 1,153 67 Income from dividends From Group companies 1,000 204 Exchange gains From others 1,252 418 Total 3,422 703

10. INCOME TAXES EUR 1,000 1.1.-31.12. 2016 1.1.-31.12. 2015 11. NON-CURRENT ASSETS INTANGIBLE ASSETS OTHER LONG-TERM EXPENDITURE OTHER LONG-TERM EXPENDITURE INTANGIBLE RIGHTS INTANGIBLE RIGHTS EUR 1,000 TOTAL EUR 1,000 TOTAL 71 | Comptel Annual Report 2016 Cost at 1 Jan 2015 11,022 417 11,439 Additions 103 32 135 Cost at 31 Dec 2015 11,125 450 11,574 Accumulated amortisation at 1 Jan 2015 10,643 417 11,060 Amortisation 265 3 268 Accumulated amortisation at 31 Dec 2015 10,908 421 11,328 Book value at 31 Dec 2015 217 29 246 Cost at 1 Jan 2016 11,125 450 11,574 Additions 132 0 132 Cost at 31 Dec 2016 11,256 450 11,706 Accumulated amortisation at 1 Jan 2016 10,908 421 11,328 Amortisation 83 6 90 Accumulated amortisation at 31 Dec 2016 10,991 427 11,418 Book value at 31 Dec 2016 265 23 288 Withholding tax expense 2,613 3,420 Withholding tax refund -3,408 - Taxes from previous years 32 31 Taxes from previous years 65 45 Total -698 3,496

MACHINERY AND EQUIPMENT MACHINERY AND EQUIPMENT TANGIBLE ASSETS TANGIBLE ASSETS SHARES IN GROUP COMPANIES SHARES IN ASSOCIATED COMPANIES SHARES IN OTHER INVESTMENTS INVESTMENTS TOTAL SHARES IN GROUP COMPANIES SHARES IN ASSOCIATED COMPANIES SHARES IN OTHER INVESTMENTS INVESTMENTS TOTAL 72 | Comptel Annual Report 2016 Cost at 1 Jan 2015 2,792 400 87 3,279 Additions 180 - - 180 Decreases -280 - - -280 Cost at 31 Dec 2015 2,692 400 87 3,180 Book value at 31 Dec 2015 2,692 400 87 3,180 Cost at 1 Jan 2016 2,692 400 87 3,180 Additions 503 - - 503 Decreases - - - - Cost at 31 Dec 2016 3,195 400 87 3,683 Book value at 31 Dec 2016 3,195 400 87 3,683 Cost at 1 Jan 2016 3,977 Additions - Cost at 31 Dec 2016 3,977 Accumulated depreciation at 1 Jan 2016 3,881 Depreciation 34 Accumulated depreciation at 31 Dec 2016 3,916 Book value at 31 Dec 2016 62 Cost at 1 Jan 2015 3,900 Additions 77 Cost at 31 Dec 2015 3,977 Accumulated depreciation at 1 Jan 2015 3,840 Depreciation 42 Accumulated depreciation at 31 Dec 2015 3,881 Book value at 31 Dec 2015 96

12. NON-CURRENT RECEIVABLES EUR 1,000 13. CURRENT RECEIVABLES EUR 1,000 2016 2015 2016 2015 Capital loans of EUR 3,470 thousand have been granted to the subsidiary Xtract Oy in accordance with the Companies Act chapter 12, constituting a non-current loan receivable. The interest of the loan is the base rate set by the Ministry of Finance +1.55%. The accrued interest balance is 117,462.60 euros. Accrued income of 1,030 thousand euros is the capital contribution received in from the subsidiary Comptel Communications Oy. 73 | Comptel Annual Report 2016 Receivables from Group companies Trade receivables 1,342 2,671 Loan receivables 1,440 868 Other receivables 678 572 Total 3,461 4,111 Receivables from others Prepayments 1 1 Trade receivables 32,955 33,457 Other receivables 2,683 6,326 Prepayments and accrued income 13,859 8,653 Total 49,497 48,437 Current receivables total 52,958 52,547 Specification of prepayments and accrued income Accrued income capitalised according to degree of completion 2,910 2,845 Other prepayments 10,949 5,808 Total 13,859 8,653 Receivables from Group companies Loan receivables 3,470 3,470 Prepayments and accrued income 1,030 596 Total 4,500 4,019 Receivables from associated companies Loan receivables 75 75 Prepayments and accrued income 53 46 Total 128 121 Receivables Other receivables 109 - Prepayments and accrued income 114 - Total 223 - Non-current receivables total 4,851 4,140

14. EQUITY RESTRICTED EQUITY EUR 1,000 BREAKDOWN OF DISTRIBUTABLE FUNDS EUR 1,000 2016 2015 2016 2015 NON-RESTRICTED EQUITY EUR 1,000 2016 2015 15. PROVISIONS EUR 1,000 2016 2015 The provisions consist of a warranty provision. In 2012, the provisions include also a provision recognised for unoccupied leased office facilities and a cost reserve for fulfilling obligations pertaining to customer projects. 16. NON-CURRENT LIABILITIES EUR 1,000 2016 2015 74 | Comptel Annual Report 2016 Liabilities to Group companies Other liabilities 145 - Total 145 - Provisions at 1 Jan 109 270 Provisions made during the financial year 107 109 Provisions used during the financial year -109 -270 Provisions at 31 Dec 107 109 Fund of invested non-restricted equity at 1 Jan 1,698 401 New shares 276 497 Share based compensation - 800 Fund of invested non-restricted equity at 31 Dec 1,974 1,698 Fair value reserve 1.1. - - Decreases -407 - Fair value reserve -407 - Retained earnings at 1 Jan 4,268 6,340 Correction to previous years -283 - Transfer of treasury shares 66 66 Dividends paid -3,248 -2,139 Retained earnings at 31 Dec 802 4,266 Profit/loss for the financial year 8,906 1,729 Equity, total 15,143 9,834 Fund of invested non-restricted equity 1,974 1,698 Fair value reserve -407 - Retained earnings 2,529 4,266 Profit/loss for the financial year 8,906 1,729 Total 13,002 7,693 Share capital at 1 Jan 2,141 2,141 Share capital at 31 Dec 2,141 2,141

17. CURRENT LIABILITIES EUR 1,000 18. DEFERRED TAX ASSETS EUR 1,000 2016 2015 2016 2015 75 | Comptel Annual Report 2016 Deferred tax assets, which have not been booked in the balance sheet: Reversal of depreciation and amortisation in taxation 111 171 Reversal of the R&D expenses in taxation 1,237 - Impairment loss on trade receivables 6,215 6,860 Total 7,563 7,032 Liabilities to Group companies Trade payables 17,895 24,427 Other liabilities - 21 Total 17,895 24,448 Liabilities to others Trade payables 2,123 1,745 Loans 8,815 6,979 Other liabilities 1,693 525 Accrued expenses and deferred income 19,729 16,762 Total 32,354 26,011 Current liabilities total 50,249 50,459 Specification of accrued expenses and deferred income Personnel expenses 4,333 4,195 Items recognised on the basis of percentage of completion method 4,812 2,477 Other accrued expenses and deferred income items related to revenue recognition 9,137 9,074 Other accrued expenses and deferred income items 1,442 1,016 Total 19,724 16,762

19. COLLATERALS, COMMITMENTS AND OTHER CONTINGENT LIABILITIES

LEASE COMMITMENTS

EUR 1,000	2016	2015
Amounts payable during the next financial year	211	152
Amounts payable later	243	102
Total	454	253

The leases the company has entered into generally run for a period of three years and contain no redemption commitments.

RENTAL COMMITMENTS

EUR 1,000	2016	2015
Amounts payable during the next financial year	1,110	1,324
Amounts payable later	4,928	657
Total	6,038	1,981

GUARANTEES

EUR 1,000	2016	2015
Bank guarantees due within one year	3,021	2,286
Bank guarantees due later	836	441
Total	3,858	2,728

COLLATERALS GIVEN ON BEHALF OF OTHERS

EUR 1,000	2016	2015
Guarantees	-	29

CONTINGENT LIABILITIES ASSUMED ON BEHALF OF GROUP COMPANIES

In 2008, Comptel Corporation has given a performance guarantee on behalf of its subsidiary, still valid on 31 December 2012. The total value of this agreement is USD 4 million. Comptel gave a guarantee of GBP 700 thousand for its subsidiary in 2009.

DERIVATIVE INSTRUMENTS

EUR 1,000	2016	2015
Forward exchange contracts		
Market value	-1 034	-351
Value of underlying instrument	39 981	39 046

Forward exchange contracts are used for hedging purposes.

THE BOARD OF DIRECTORS' PROPOSAL FOR THE DISTRIBUTION OF PARENT COMPANY PROFIT

According to the parent company balance sheet at 31 December 2016 the parent company's distributable funds were EUR 13,002,142.59.

The Board of Directors proposes to the Annual General Meeting that no dividend be paid for the financial period ended on 31 December 2016.

The Board of Directors proposes to the Annual General Meeting that the Annual General Meeting authorizes the Board of Directors to decide on a dividend payment of up to a maximum of EUR 0.04 per share in one tranche for the financial period ended on 31 December 2016. The Board of Directors proposes that the authorization to decide on such dividend is conditional upon the Transaction Agreement entered into on 8 February 2017 by and between Nokia Corporation and Comptel Corporation (the "Transaction Agreement") having been terminated for any reason other than consummation of said tender offer pursuant to the Transaction Agreement, meaning that the tender offer announced by Nokia Corporation on 9 February 2017 for all of the issued and outstanding shares and option rights in Comptel Corporation is unsuccessful.

The authorization to decide on payment of dividend shall be valid until the end of 31 December 2017. Based on this authorization, the Board of Directors is entitled to decide on the dividend record date, dividend payment date and other matters required by the matter. When deciding on the possible payment of dividend, the Board of Directors shall assess the company's liquidity and financial position as required by the Companies Act.

76 | Comptel Annual Report 2016

SHARES AND SHAREHOLDERS The share of Comptel Corporation is listed in the NASDAQ OMX Helsinki under the code CTL1V.Comptel has one series of shares. Each share equals to one (1) vote at the Shareholders’ General Meeting. The share capital of the company has not changed during the financial year ended. The company’s share capital on 31 December 2016 amounted to 2,141,096.20 euros, and the total number of shares was 109,271,496. Of the stock options, 2,200,000 are marked with the symbol 2014A, 1,000,000 are marked with the symbol 2014B and 1,000,000 are marked with the symbol 2014C. The subscription price for stock option 2014A is EUR 0.48 per share, which is the trade volume weighted average quotation of the share on NASDAQ Helsinki Ltd during 15.2.–15.3.2014 deducted by the dividends and capital repayment paid. The subscription prices for stock options 2014B is EUR 0.88 per share, which is the trade volume weighted average quotation of the share on NASDAQ Helsinki Ltd during 15.2.–15.3.2015 deducted by the dividends and capital repayment paid. The subscription prices for stock options 2014C is EUR 1,51 per share, which is the trade volume weighted average quotation of the share on NASDAQ Helsinki Ltd during 15.2.–15.3.2016 deducted by the dividends and capital repayment paid. The share subscription periods for the options will be: 2014A 1.2.2016–31.1.2018, 2014B 1.2.2017–31.1.2019 and 2014C 1.2.2018–31.1.2020. The share subscriptions may result in increase of the number of the company shares, maximum of 4,200,000 shares. AUTHORISATIONS TO THE BOARD OF DIRECTORS The annual General meeting on 6 April 2016 granted to the Board of Directors an authorisation to decide on share issues and granting special rights entitling to shares. A maximum of 21,400,000 shares can be issued. A maximum of 10,700,000 of the company´s treasury shares held by the company can be conveyed and/or received on basis on the special rights. The authorisations are valid until 30 June 2017. However, the authorisation to implement the company’s share-based incentive programs is valid until five years from the AGM resolution. A separate stock release regarding the authorisations to the Board of Directors has been given on 6 April 2016. SHARE OPTION SCHEME 2015 Based on the authorization given by the Annual General Meeting held on 9 April 2015, the Board of Directors has decided on 9 September 2015 to issue stock options to the President and CEO of Comptel Group. The maximum total number of stock options issued is 3,478,260, and they entitle the holder to subscribe each one share for maxi-mum total of 3,478,260 new or existing shares held by the company. Out of the subscription rights 1,739,130 options are marked by 2015A and 1,739,130 options by 2015B. The subscription price for the stock options 2015A and 2015B is EUR 0,89 per share, which is the trade volume weighted average quotation of the share in NASDAQ Helsinki during 12 August 2015–8 September 2015 deducted by 20% and the dividends and capital repayment paid. The share subscription periods for the options will be: 2015A 15.8.2018–15.9.2019, 2015B 15.8.2019–15.9.2019. The share subscriptions may result in increase of the number of the company shares, maximum of 3,478,260 shares. SHARE OPTION SCHEMES Comptel has currently two share option schemes. SHARE OPTION SCHEME 2014 Based on the authorization given by the Annual General Meeting, the Board of Directors of Comptel Corporation has decided on 5 February 2014 to issue stock options to the key personnel of the Comptel Group. The maximum total number of stock options issued is 4,200,000, and they entitle their holders to subscribe each one share for maximum total of 4,200,000 new shares in the Company or existing shares held by the Company. The new option scheme replaces the share option scheme 2012. 77 | Comptel Annual Report 2016

SIGNATURES OF THE BOARD OF DIRECTORS’ REPORT AND THE FINANCIAL STATEMENTS Helsinki, 16 February 2017 Pertti Ervi Chairman of the Board Hannu Vaajoensuu Vice Chairman of the Board Eriikka Söderström Member of the Board Antti Vasara Member of the Board Thomas Berlemann Member of the Board Juhani Hintikka President & CEO The Auditor’s Note Our auditor’s report has been issued today. Helsinki, 16 February 2017 Ernst & Young Oy Authorised Public Accountant Firm Mikko Järventausta Authorised Public Accountant 78 | Comptel Annual Report 2016

AUDITOR’S REPORT (TRANSLATION OF THE FINNISH To the Annual General Meeting of Comptel Corporation ORIGINAL) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. REPORT ON THE AUDIT OF FINANCIAL STATEMENTS OPINION We have audited the financial statements of Comptel Corporation (business identity code 0621455-2) for the year ended 31 December, 2016. The financial statements comprise the consolidated statement of comprehensive income, statement of financial position, statement of cash flows, statement of changes in equity and notes, including a summary of significant accounting policies, as well as the parent company’s income statement, balance sheet, statement of cash flows and notes. In our opinion • the consolidated financial statements give a true and fair view of the group’s financial position as well as its financial performance and its cash flows in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. • the financial statements give a true and fair view of the parent company’s financial performance and financial position in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompa-nying financial statements. We have also addressed the risk of management override of internal controls. This includes consideration of whether there was evidence of management bias that represented a risk of material misstatement due to fraud. Revenue recognition We refer to the accounting principles for the consolidated financial statements and the notes 2 and 4. The Group has a number of revenue streams, including license and maintenance contracts and long-term projects. Due to the multitude and variety of contractual terms with customers, significant management judgement is needed to account for the rev-enue streams, and therefore, revenue could be subject to misstatement, whether due to fraud or error. Our audit procedures to address the risk of material misstatement relating to BASIS FOR OPINION We conducted our audit in accordance with good auditing practice in Finland. Our responsibilities under good auditing practice are further described in the Auditor’s Responsibilities for the Audit of Financial Statements section of our report. We are independent of the parent company and of the group companies in ac-cordance with the ethical requirements that are applicable in Finland and are relevant to our audit, and we have fulfilled our other ethical responsibilities in accordance with these requirements. 79 | Comptel Annual Report 2016

revenue recognition included, among others: Recoverability of deferred tax assets We refer to the accounting principles for the consolidated financial statements and the notes 12 and 17. At the balance sheet date, the value of deferred tax assets amounted to 8.242 k€, recognized mainly with respect of withholding taxes. The management’s assessment of the recoverability of deferred tax assets was significant to our audit because the related tax legislation is complex and the recoverability is also based on assumptions on the projected financial information. Our audit procedures to address the risk of material misstatement relating to the recoverability of deferred tax assets included, among others: • Assessing the compliance of the Group’s accounting policies over revenue recognition with applicable accounting standards. Analyzing the contractual language and revenue recognition criteria in a sample of new sales contracts. Testing a sample of sales transactions for timing of revenue recognition, including also evaluation of percentage of completion calculations of long term projects. Considering the appropriateness of the Group’s disclosures in respect of revenues. • • • • Assessing the compliance of the Group’s accounting policies over recognizing and measuring deferred tax assets with applicable accounting standards. Involving tax specialists to assist us in evaluating the application of the tax legislation in the management’s assessment of the recoverability of deferred tax assets. Evaluating key assumptions included in the management’s assessment with a focus on the Company‘s projected financial information. Considering the appropriateness of the Group’s disclosures in respect of deferred tax assets. Impairment testing of goodwill We refer to the accounting principles for the consolidated financial statements and the note 15. At the balance sheet date, the value of goodwill amounted to 2.646 k€ representing 3 % of the total assets and 6 % of the total equity. Procedures over management’s annual impairment test for goodwill were significant to our audit because the test in-volves estimates. The Group management applies significant judgment in determining assumptions in respect of future market and economic conditions such as economic growth, revenue and margin developments. Our audit procedures to address the risk of material misstatement relating to the impairment testing included, among others: • • • RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE MANAGING DIRECTOR FOR THE FINANCIAL STATEMENTS The Board of Directors and the Managing Director are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, and of financial statements that give a true and fair view in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. • Involving valuation specialists to assist us in evaluating the assumptions and methodologies used by the Group in the testing, in particular those related to determination of weighted average cost of capital. Evaluating key assumptions included in the impairment testing with a focus on the projected financial information and testing the allocation of the assets, liabilities, revenues and expenses to each of the cash generating units. Assessing retrospectively the outcome of the management’s prior year estimates. Considering the appropriateness of the Group’s disclosures in respect of impairment testing • • • 80 | Comptel Annual Report 2016

the group’s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the parent company’s or the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the company to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so that the financial statements give a true and fair view. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other In preparing the financial statements, the Board of Directors and the Managing Director are responsible for assessing the parent company’s and the group’s ability to continue as going concern, disclosing, as applicable, matters relating to going con-cern and using the going concern basis of accounting. The financial statements are prepared using the going concern basis of accounting unless there is an intention to liquidate the parent company or the group or cease operations, or there is no realistic alternative but to do so. • • AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF FINANCIAL STATEMENTS misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with good auditing practice will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. As part of an audit in accordance with good auditing practice, we exercise profes-sional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • • matters, the planned scope and timing of the audit and significant audit findings, in-cluding any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communi-cate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the parent company’s or 81 | Comptel Annual Report 2016

the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such com-munication. If, based on the work we have performed, we conclude that there is a material misstatement in the information included in the report of the Board of Directors, we are required to report this fact. We have nothing to report in this regard. Helsinki, 16 February 2017 Ernst & Young Oy Authorized Public Accountant Firm OTHER REPORTING REQUIREMENTS OTHER INFORMATION The Board of Directors and the Managing Director are responsible for the other infor-mation. The other information comprises information included in the report of the Board of Directors and in the Annual Report, but does not include the financial statements and our report thereon. We obtained the report of the Board of Directors prior to the date of the auditor’s report, and the Annual Report is expected to be made available to us after the date of the auditor’s report. Our opinion on the financial statements does not cover the other information. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. With respect to report of the Board of Directors, our responsibility also includes considering whether the report of the Board of Directors has been prepared in accordance with the applica-ble laws and regulations. In our opinion, the information in the report of the Board of Directors is consistent with the information in the financial statements and the report of the Board of Directors has been prepared in accordance with the applicable laws and regulations. Mikko Järventausta Authorized Public Accountant 82 | Comptel Annual Report 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2017		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal